EXHIBIT 5.1

PARTNERSHIP INTEREST PURCHASE AGREEMENT

dated as of January 20, 2004

by and among

HARRAH’S SHREVEPORT/BOSSIER CITY
INVESTMENT COMPANY LLC,

HARRAH’S BOSSIER CITY INVESTMENT
COMPANY, LLC,

RED RIVER ENTERTAINMENT OF SHREVEPORT PARTNERSHIP IN COMMENDAM,

BOYD SHREVEPORT, L.L.C.,

BOYD RED RIVER, L.L.C.,

and

BOYD GAMING CORPORATION

EXHIBITS

Exhibit A	Deposit Escrow Agreement
Exhibit B	Purchase Price Allocation
Exhibit C	Bill of Sale and Assignment
Exhibit D	Assignment and Assumption Agreement—Excluded Contracts
Exhibit E	Assignment and Assumption Agreement—Excluded Liabilities
Exhibit F	Assignment and Assumption Agreement—Partnership Interests
Exhibit G	Non-Foreign Affidavit
Exhibit H	License Agreement
Exhibit I	City Lease Estoppel
Exhibit J	State Lease Estoppel
Exhibit K	Customer List
Exhibit L	Title Commitment
Exhibit M	UCC-11 Search
Exhibit N	Survey
Exhibit O	Excluded Contracts
Exhibit P	Excluded Intellectual Property
Exhibit Q	Description of FCC Licenses
Exhibit R	Passenger/Delivery Vehicles
Exhibit S	Reserved Employees

v

PARTNERSHIP INTEREST PURCHASE AGREEMENT

THIS PARTNERSHIP INTEREST PURCHASE AGREEMENT (this “Agreement”) is made and entered into as of January 20, 2004, by and among HARRAH’S SHREVEPORT/BOSSIER CITY INVESTMENT COMPANY LLC, a Delaware limited liability company (“Shreveport Investment”), HARRAH’S BOSSIER CITY INVESTMENT COMPANY, LLC, a single member Louisiana limited liability company (together with Shreveport Investment, “Sellers”), RED RIVER ENTERTAINMENT OF SHREVEPORT PARTNERSHIP IN COMMENDAM, a Louisiana partnership in commendam (the “Partnership”), BOYD SHREVEPORT, L.L.C., a Louisiana limited liability company (“Boyd Shreveport”), BOYD RED RIVER, L.L.C., a Louisiana limited liability company (together with Boyd Shreveport, “Buyer”), and BOYD GAMING CORPORATION, a Nevada corporation (“Buyer Parent”).

WHEREAS, Sellers together own all of the outstanding limited and general partnership interests of the Partnership (the “Partnership Interests”), which in turn owns the Property;

WHEREAS, Harrah’s Entertainment, Inc., a Delaware corporation (“Parent”), which is the ultimate parent of Sellers, has entered into that certain Stock Purchase Agreement dated as of September 10, 2003, by and among Parent, Horseshoe Gaming Holding Corp., a Delaware corporation (“Horseshoe”), and all of the stockholders of Horseshoe, as amended from time to time (the “Horseshoe Stock Purchase Agreement”), pursuant to which Parent is purchasing all of the capital stock of Horseshoe;

WHEREAS, if the purchase of all of the capital stock of Horseshoe is consummated pursuant to the Horseshoe Stock Purchase Agreement, Parent will own and operate five gaming facilities in the State of Louisiana:  two located in Bossier City, Louisiana, and one each located in Shreveport, Louisiana, Lake Charles, Louisiana and New Orleans, Louisiana;

WHEREAS, in light of the foregoing, the Board of Directors of Parent believes that it is in the best interests of Sellers, Sellers’ members, Parent and Parent’s stockholders to sell all of Sellers’ Partnership Interests in the Partnership; and

WHEREAS, Buyer desires to purchase from Sellers the Partnership Interests in the Partnership, subject to the conditions set forth herein;

NOW, THEREFORE, the parties hereto, in consideration of the premises and of the mutual representations, warranties and covenants contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, agree as follows:

ARTICLE I.

PURCHASE AND SALE OF PARTNERSHIP INTERESTS

Section 1.1             Purchase and Sale of Partnership Interests.  Upon the terms and subject to the conditions set forth in this Agreement, at the Closing, each of the Sellers shall sell and Buyer shall purchase from Sellers, all of their Partnership Interests for the consideration specified in

Section 3.1 below.  As a result of Buyer’s acquisition of the Partnership Interests, Buyer shall indirectly acquire all of the Partnership’s right, title and interest in, and under all of the Partnership’s right, title and interest in and to those certain rights and assets set forth below, whether now existing or hereafter acquired, but excluding the Excluded Assets (the “Purchased Assets”):

(i)         the Property;

(ii)        the Assumed Contracts;

(iii)       the Acquired Personal Property;

(iv)       the Tray Ledger;

(v)        the House Funds;

(vi)       the Transferred Intellectual Property;

(vii)      (a) all books and records of the Partnership (except to the extent related to the Excluded Liabilities, the Excluded Assets or otherwise proprietary to Parent or its Affiliates (other than the Partnership)), including without limitation, all architectural, structural, service manuals, engineering and mechanical plans, electrical, soil, wetlands, environmental, and similar reports, studies and audits, (b) all plans and specifications for the Hotel/Casino (including all working drawings), and (c) all human resources and other employee-related files and records relating to the Transferred Employees, except to the extent prohibited by Law (collectively, the “Books and Records”);

(viii)     all Governmental Approvals, and pending applications therefor, to the extent transferable by Law;

(ix)       any rights, claims, rebates, discounts and credits (including all indemnities, warranties and similar rights), performance and other bonds, security and other deposits, advance payments, and prepaid rents in favor of Sellers or any of its Affiliates or any of their respective Representatives to the extent relating to (a) the other Purchased Assets or (b) any Assumed Liabilities; and

(x)        all other assets used primarily in the operation of the Property.

Section 1.2             Excluded Assets.  Notwithstanding anything to the contrary contained in this Agreement or by virtue of Buyer’s acquisition of the Partnership Interests prior to, or concurrently with, the Closing, the Partnership shall assign to Sellers (or their designees) and Sellers (or their designees) shall obtain all of the Partnership’s right, title and interest in and to, the following assets (the “Excluded Assets”):

(i)         the Excluded Contracts;

(ii)        any rights, claims and credits (including all indemnities, warranties and similar rights) in favor of the Partnership or any of its Affiliates or any of their respective

Representatives to the extent relating to (a) any other Excluded Asset, (b) any Excluded Liability or (c) any matter to the extent Sellers indemnify any Buyer Indemnified Party;

(iii)       except for the Tray Ledger and House Funds, all cash, cash equivalents, bank deposits or similar cash items of the Partnership or held at the Property as of the Closing (whether or not reflected on the financial statements of the Partnership as of the Closing Date);

(iv)       all Accounts Receivable of the Partnership;

(v)        any refund or credit of Taxes of the Partnership constituting Excluded Liabilities;

(vi)       all human resources and other employee-related files and records, other than such files and records related to the Transferred Employees;

(vii)      the Excluded Personal Property;

(viii)     the Excluded Intellectual Property; and

(ix)       any assets set forth on Section 1.2 of the Partnership Disclosure Letter.

Section 1.3             Retention of Records.  Notwithstanding anything to the contrary contained in this Agreement, Sellers may retain, at their expense, one archival copy of all Assumed Contracts and other documents or materials conveyed hereunder (including, without limitation, all customer data bases, customer lists and all historical records of customers of which Sellers will retain copies and the right to use in connection with its marketing and loyalty programs, subject to the provisions of Section 8.17 hereof), in each case, which (a) are used in connection with the Sellers’ or their Affiliates’ businesses other than the Property or (b) Sellers in good faith determine they are reasonably likely to need access to in connection with the defense (or any counterclaim, cross-claim or similar claim in connection therewith) of any suit, claim, action, proceeding or investigation against or by the Partnership, Sellers or any of their Affiliates pending or threatened as of the Closing Date.

Section 1.4             Assignability and Consents.

(a)        Notwithstanding anything to the contrary contained in this Agreement but subject to Section 8.15, if the assignment or attempted assignment to Buyer of any Purchased Asset is (i) prohibited by any applicable Law or (ii) would require any authorizations, approvals, consents or waivers from a third Person and such authorizations, approvals, consents or waivers shall not have been obtained prior to the Closing (each, a “Non-Assignable Asset”), in either case, the Closing shall proceed, but the Closing shall not constitute the assignment of such Non-Assignable Asset, and this Agreement shall not constitute an assignment of such Non-Assignable Asset unless and until such authorization, approval, consent or waiver is obtained.  After the Closing, Sellers shall use commercially reasonable efforts to obtain any such authorizations, approvals, consents or waivers related to the Non-Assignable Assets, and Buyer shall cooperate with Sellers in any arrangement commercially reasonable to Sellers to provide that Buyer shall receive the interest of Sellers in the benefits under such Non-Assignable Asset until such time as such third party consent, approval or waiver shall have been obtained, and Sellers shall cooperate with Buyer in any such commercially reasonable arrangement, and, in such case, Buyer shall be liable to Sellers in a fashion equivalent to what Buyer’s Liabilities would be under the Non-Assignable Asset if it were assigned.  Sellers shall promptly pay over to Buyer the net amount (after expenses and taxes) of all payments received by it in respect of all Non-Assignable Assets.  Notwithstanding the foregoing, this Section 1.4 shall not apply to any authorizations, approvals, consents or waivers that are conditions to consummating the transactions under this Agreement pursuant to Article IX below.

(b)        Once authorization, approval or waiver of or consent for the sale, conveyance, assignment or transfer of any such Non-Assignable Asset is obtained, Sellers shall assign and deliver such Non-Assignable Asset to Buyer at no additional cost to Buyer, and such Non-Assignable Asset shall thereafter constitute a Purchased Asset.  Notwithstanding anything to the contrary contained in this Agreement, Buyer shall not assume any Liabilities under a Non-Assignable Asset until it has been assigned to Buyer; provided, however, that Buyer shall be liable to Sellers for performing its obligations under the commercially reasonable arrangements described in Section 1.4(a).

(c)        Except for delivery of the Assumed Contracts to Buyer by Sellers and as set forth in Section 1.4(a) and (b), Buyer understands and agrees that it is solely Buyer’s responsibility to obtain any and all operating agreements necessary to conduct the Partnership’s business from and after the Closing Date, including, without limitation, replacement software license agreements for the software which will replace the Excluded Software.  Buyer shall also be responsible for obtaining new licenses and permits for the operation of the Hotel/Casino.  Except as set forth in Section 1.1(viii), no licenses or permits will be transferred by Sellers in connection with the sale of the Partnership Interests.

Section 1.5             Removal of Excluded Assets.  All items that constitute Excluded Assets shall be removed on or prior to the Closing Date and within thirty (30) days after the Closing Date by Sellers (or their designees), the owners of the Excluded Assets, or their respective Representatives, with the removing party making or causing to be made any repairs to the Property necessitated by such removal, but without any obligation on the part of Sellers to replace any item so removed.  Sellers hereby reserve unto themselves and the owners of the Excluded Assets, and their respective Representatives, a right of entry into the Property and onto and across the Vessel at reasonable times and on reasonable notice after the Closing Date and within such thirty (30) day period to effect such removal, and, in that regard, Sellers shall use reasonable efforts to minimize disruption to Buyer’s operations.  Sellers and the Partnership recognize that Buyer will be replacing Excluded Software and that Buyer desires that its replacement software will be operational as of the Closing.  Sellers and the Partnership agree to cooperate reasonably with Buyer in effecting the transition from Excluded Software to replacement software and to use reasonable efforts to minimize disruption to the operations of the Hotel/Casino, including providing Buyer and its Representatives access to the Property at reasonable times and on reasonable notice; provided that: (i) there shall be no material interference with the Partnership’s operation of the Property before the Closing; (ii) there shall be no cost incurred by the Partnership or Sellers; and (iii) the Partnership shall not be required to reveal proprietary information to Buyer.  The Partnership and Sellers will not de-install third party Excluded Software that is now installed on personal computers at the Property and Buyer agrees that Buyer will either obtain new licenses for such Excluded Software or cease to use such Excluded Software following the Closing.  If Sellers do not remove all of the Excluded Assets within thirty (30) days following the Closing, upon fifteen (15) calendar days notice, Buyer may dispose of any such remaining Excluded Assets.

ARTICLE II.

LIABILITIES

Section 2.1             Assumption of Liabilities.

(a)        As a result of Buyer’s acquisition of the Partnership Interests, Buyer shall indirectly assume the following Liabilities of the Partnership (the “Assumed Liabilities”):

(i)         all Liabilities relating to any of the Purchased Assets accruing, arising out of, or relating to events or occurrences happening from and after the Closing, including all obligations and burdens arising in respect of any Assumed Contracts;

(ii)        all Liabilities of the Partnership with respect to entertainment reservations relating to the Property made prior to the Closing by the Partnership in the Ordinary Course of Business for dates on or after the Closing; and

(iii)       except as provided in Sections 4.1(a) and 8.9, all Liabilities for Taxes for a Post-Closing Tax Period attributable to, arising out of, relating to the ownership of, or imposed upon the Purchased Assets.

Section 2.2             Exclusion of Liabilities.

(a)        Notwithstanding anything to the contrary contained in this Agreement or by virtue of Buyer’s acquisition of the Partnership Interests, Buyer shall not assume, and shall not be liable or responsible for, the following Liabilities (“Excluded Liabilities”):

(i)         except as specifically listed in Section 2.1(a), all Liabilities relating to any of the Purchased Assets accruing, arising out of, or relating to events or occurrences happening prior to the Closing, including all obligations and burdens arising in respect of any Assumed Contracts;

(ii)        any Liability of the Partnership arising out of or relating to the employment of the Reserved Employees from and after the Closing;

(iii)       except as provided in Sections 4.1(a) and 8.9, any Liability for Taxes for a Pre-Closing Tax Period attributable to, arising out of, relating to the ownership of, or imposed upon the Purchased Assets;

(iv)       any Liability of the Partnership that relates to any Excluded Asset;

(v)        any Environmental Liability of the Partnership arising out of, or relating to, events or occurrences happening prior to the Closing;

(vi)       any Liability of the Partnership for expenses incurred prior to the Closing in connection with this Agreement and the transactions contemplated hereby;

(vii)      except as provided in Section 8.4, any Liability of the Partnership arising out of any Partnership Benefit Plans or any Contract of insurance for employee group medical, dental or life insurance plans, in each case, prior to the Closing; and

(viii)     except as provided in Section 8.4, all Liabilities of the Management Company arising out of or relating to, directly or indirectly, the termination of the Property Employees pursuant to Section 8.4, including all wages, bonuses, vacation pay, sick pay, benefit payments, payments due under employment contracts, and other payments due and owing to such employees through the date of their termination, payroll taxes or other costs of termination.

(b)        Notwithstanding anything to the contrary contained in this Agreement, prior to, or concurrently with, the Closing, the Partnership shall assign to Sellers (or their designees), and Sellers (or their designees) shall assume, satisfy, perform, pay and discharge, the Excluded Liabilities.

ARTICLE III.

PURCHASE PRICE AND DEPOSIT

Section 3.1             Purchase Price.  As consideration for the sale of the Partnership Interests and the execution and delivery of the documents contemplated hereby, at the Closing, Buyer shall deliver or cause to be delivered to Sellers (or a “qualified intermediary” designated by Sellers pursuant to Section 8.11) by electronic transfer of immediately available funds to an account designated by Sellers (or a “qualified intermediary” designated by Sellers pursuant to Section 8.11), the sum of One Hundred Ninety Million Dollars ($190,000,000), as adjusted by the Closing Statement (the “Purchase Price”).

Section 3.2             Deposit.  On the date hereof, Buyer shall deposit Ten Million Dollars ($10,000,000) (the “Deposit”) with Wells Fargo Bank of Arizona, N.A. (the “Escrow Agent”) pursuant to an escrow agreement in substantially the form attached hereto as Exhibit A (the “Deposit Escrow Agreement”) executed and delivered by each of the Partnership, Buyer, Sellers and the Escrow Agent.  Upon the Closing, the Deposit shall be credited against the Purchase Price and shall be paid in full to Sellers (or a “qualified intermediary” designated by Sellers pursuant to Section 8.11) and shall be promptly released by the Escrow Agent to Sellers (or a “qualified intermediary” designated by Sellers pursuant to Section 8.11) pursuant to the terms of the Deposit Escrow Agreement.  Upon the termination of this Agreement, the Deposit shall be payable pursuant to Section 10.2(c), and thereafter shall be promptly released to Buyer or Sellers, as applicable, pursuant to the terms of the Deposit Escrow Agreement.

Section 3.3             Allocation of Purchase Price.  The Purchase Price (as determined for federal income tax purposes, including any assumed Liabilities that are required to be treated as part of the purchase price for federal income tax purposes) shall be allocated among the Purchased Assets (and any other assets that are considered to be acquired for federal income tax purposes) in accordance with the value ranges set forth in Exhibit B.  Sellers and Buyer shall cooperate and mutually agree on the determination of the Purchase Price allocation (the “Purchase Price Allocation”).  Buyer and Sellers agree to (a) be bound by the Purchase Price Allocation, (b) act in accordance with the Purchase Price Allocation in the filing of all Tax Returns (including, without limitation, filing IRS Form 8594 (and any supplemental or amended

Form 8594) with their United States federal income Tax Return for the taxable year that includes the Closing Date) and in the course of any Tax audit, Tax review or Tax litigation relating thereto, and (c) take no position and cause their Affiliates to take no position inconsistent with the Purchase Price Allocation for Tax purposes, unless otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code.  Notwithstanding the foregoing, if Sellers and Buyer are unable to agree to an allocation of the Purchase Price within sixty (60) days following the Closing Date, or by such later date as agreed to by the parties, each of the Sellers and Buyer may file IRS Form 8594 (and any supplemental or amended Form 8594), and any federal, state, local, or foreign Tax Returns, allocating the Purchase Price among the Purchased Assets in the manner each party believes appropriate, provided such allocation is reasonable and in accordance with Section 1060 of the Code and the Treasury Regulations thereunder.

Section 3.4             Risk of Loss.  Until the Closing, Sellers and the Partnership shall bear the risk of any loss or damage to the Purchased Assets from fire, casualty or any other occurrence.  Following the Closing, Buyer shall bear the risk of any loss or damage to the Purchased Assets from fire, casualty or any other occurrence.

ARTICLE IV.

PRORATIONS AND ADJUSTMENTS

Section 4.1             Closing Statement.  The items listed in subclauses (a) through (c) of this Section 4.1 shall be prorated, allocated and/or adjusted between Buyer and Sellers pursuant to a written closing statement (the “Closing Statement”) to be prepared by Buyer and Sellers and executed by Buyer and Sellers at the Closing.  Any additional amounts owed by Buyer or credits due to Buyer shall be reflected in such Closing Statement and the Purchase Price shall be adjusted accordingly:

(a)        Property Taxes.  At the Closing, all real and personal property, ad valorem or similar Taxes of the Partnership (collectively, “Property Taxes”) for the calendar year that includes the Closing Date shall be prorated as of the Closing Date using the latest available rates and assessments, and Sellers’ proportionate share of Property Taxes (which shall be determined on a per diem basis from the beginning of the calendar year through the day prior to Closing) shall be credited to Buyer in the Closing Statement.  This proration of Property Taxes shall be subject to adjustment after the Closing Date when the final tax bill for the year of the Closing becomes available.  Sellers or Buyer, as applicable, shall pay promptly to the other party (or in the case of Sellers, a “qualified intermediary” designated by Sellers) any amounts due as a result of such adjustments.  Any Property Tax refunds or rebates relating to any Pre-Closing Tax Period shall be the property of Sellers, and Buyer shall pay promptly to Sellers (or a “qualified intermediary” designated by Sellers) any such amounts (or portions thereof) that it receives.  Any Property Tax refunds or rebates relating to any Post-Closing Tax Period shall be the property of Buyer, and Sellers shall pay promptly to Buyer any such amounts (or portions thereof) that they receive.

(b)        Utilities.  Utility meters will be read, to the extent that the utility company will do so, during the daylight hours on the Closing Date, with charges to that time paid by Sellers and charges thereafter paid by Buyer.  Prepaid utility charges shall be adjusted on the Closing

Statement.  Charges for utilities which are un-metered, or for meters which have not been read on the Closing Date, will be prorated between Buyer and Sellers as of the Transfer Time on the Closing Statement based upon utility billings received after the Closing.  Sellers or Buyer, as appropriate, shall, upon receipt, submit a copy of the utility billings for any such charges to the other party and such party (or in the case of Sellers, a “qualified intermediary” designated by Sellers) shall pay the party’s pro-rata share of such charges to the party (or in the case of Sellers, a “qualified intermediary” designated by Sellers) requesting payment within seven (7) days from the date of any such request.

(c)        Assumed Contracts.  All income and expenses pursuant to the Assumed Contracts will be prorated between Buyer and Sellers as of the Closing Date on the Closing Statement.  Sellers shall receive a credit on the Closing Statement for the amount of any prepaid rents related to periods after the Closing, security deposits, or other deposits previously paid by the Partnership under the Assumed Contracts, less any such amounts paid to and collected by the Partnership under the Assumed Contracts.  Any amounts received by Buyer under the Assumed Contracts related to any period prior to the Closing shall be promptly paid to Sellers (or a “qualified intermediary” designated by Sellers).  Any amounts received by Sellers under the Assumed Contracts related to any period after the Closing shall be promptly paid to Buyer.  Any amounts due relating to the Excluded Assets or Excluded Liabilities will be promptly paid by Sellers (or a “qualified intermediary” designated by Sellers).

(d)        Cooperation.  In the event Sellers and Buyer agree that additional items should be prorated, allocated and/or adjusted between Buyer and Sellers, any such items shall be prorated, allocated and/or adjusted consistent with the provisions of this Section 4.1.

Section 4.2             Operations Settlement.  The items listed in subclauses (a) through (c) of this Section 4.2 shall be determined by the Operations Settlement.  Any amounts determined to be due and owing to Sellers pursuant to the Operations Settlement shall be paid for by Buyer, by cashier’s or certified check payable directly (and not by way of endorsement) to Sellers (or to a “qualified intermediary” designated by Sellers) or by wiring of federal funds to the account designated by Sellers (or by a “qualified intermediary” designated by Sellers), no later than 12:00 noon (Central Time) on the day immediately following the Closing Date.  Each party shall bear its own costs of participation in the preparation of the Operations Settlement.

(a)        Room Revenues.  Room Revenues for the night of the Closing Date shall be divided equally between Buyer and Sellers pursuant to the Operations Settlement.  Revenues, other than Room Revenues, of the Property for the night of the Closing Date shall belong solely to and be retained by Sellers.

(b)        Tray Ledger.  Buyer shall purchase the Tray Ledger as of the Transfer Time from Sellers pursuant to the Operations Settlement.  The Tray Ledger is not included in the Purchase Price and the purchase price thereof shall be in addition to the Purchase Price.

(c)        House Funds.  Buyer and Sellers shall mutually agree upon a procedure for counting and determining all House Funds as of the Transfer Time and Buyer shall pay to Sellers as part of the Operations Settlement the amount of House Funds so determined.  Buyer shall have no obligation to purchase chips or tokens of other casinos, all of which shall be retained by

Sellers and are excluded from sale.  The House Funds are not included in the Purchase Price and the purchase price thereof shall be in addition to the Purchase Price.

Section 4.3             Accounts Receivable.  The collection of all accounts receivable other than the Tray Ledger accruing prior to the Transfer Time (including receivables and revenues for food, beverages and telephone and casino credit) shall be the responsibility of the Partnership and Sellers.  Following the Closing, neither Buyer nor the Partnership shall be obligated to collect any such accounts receivable or revenues for Sellers, but if Buyer or the Partnership, following the Closing, collects same, such amounts will be paid over to Sellers (or their designees) promptly.  Following the Closing, each of the parties shall reasonably cooperate with each other regarding the foregoing, and shall not enter into any relationship, agreement or take any action intended to frustrate the intent of this Section 4.3.

Section 4.4             Adjustment For Progressive Liabilities.  Within two (2) Business Days following the Closing, Sellers (or a “qualified intermediary” designated by Sellers) shall pay to Buyer an amount equal to the amounts shown as of the Transfer Time on:

(a)        the Partnership’s progressive slot machine meters as of the Transfer Time (if not removed by the vendor at or before the Transfer Time); and

(b)        table games with an in-house progressive jackpot feature as of the Transfer Time.

ARTICLE V.

CLOSING

Section 5.1             Time and Place.  Unless this Agreement is earlier terminated pursuant to Article X, the closing of the transactions contemplated by this Agreement, including the purchase and sale of the Partnership Interests (the “Closing”), shall take place on the third (3rd) Business Day following satisfaction or waiver of the conditions set forth in Article IX (other than those conditions to be satisfied or waived at the Closing), at 10:00 a.m., California time, at the offices of Latham & Watkins LLP, 650 Town Center Drive, Suite 2000, Costa Mesa, California 92626, unless another time or place shall be agreed to by the parties (the “Closing Date”); provided, however, that Sellers may postpone the Closing Date as set forth in Section 12.2 hereof.

Section 5.2             Deliveries at Closing.  The following documents and deliverables will be executed and delivered at the Closing:

(a)        Bill of Sale for Personal Property.  The Partnership shall execute and deliver to Sellers (or their designees), and Sellers (or their designees) shall accept, a Bill of Sale and Assignment in the form attached as Exhibit C, conveying to the Sellers (or their designees) all the Excluded Assets.

(b)        Excluded Contracts.  The Partnership and Sellers (or their designees) shall execute and deliver counterparts of the assignment and assumption agreements in the form attached as Exhibit D to transfer the Excluded Contracts to Sellers (or their designees), and

Sellers (or their designees) agree to execute and deliver such other assumption agreements or other documents reasonably required by any third party to effectuate the assumption of the Liabilities under the Excluded Contracts.

(c)        Assignment and Assumption Agreement of Excluded Liabilities.  The Partnership and Sellers (or their designees) shall execute and deliver an Assignment and Assumption Agreement in the form attached as Exhibit E relating to the Excluded Liabilities.

(d)        Assignment and Assumption Agreement of Partnership Interests.  Sellers and Buyer shall execute and deliver an Assignment and Assumption Agreement in the form attached as Exhibit F relating to the Partnership Interests.

(e)        Non-Foreign Affidavit.  Shreveport Investment shall execute and deliver a Non-Foreign Affidavit in the form attached as Exhibit G.

(f)         License Agreement.  Buyer and Harrah’s Operating Company, Inc. shall execute and deliver a license agreement in the form attached as Exhibit H (the “License Agreement”).

(g)        Estoppels.  The City of Shreveport and the State of Louisiana shall deliver the following estoppels: (i) the estoppel of the City Leases in the form attached hereto as Exhibit I; and (ii) the estoppel of the State Lease in the form attached hereto as Exhibit J.

(h)        Buyer Certificates.  Buyer and Buyer Parent shall deliver to the Partnership the certificates required by Sections 9.3(a) and (b).

(i)         The Partnership and Sellers Certificates.  The Partnership and Sellers shall deliver to Buyer the certificates required by Sections 9.2(a), (b) and (c).

(j)         Customer List.  The Partnership or Sellers shall deliver to Buyer a copy (in either electronic or printed form as reasonably requested by Buyer) of that portion of the Customer Database that includes the names and certain key tendencies of customers listed in the Customer Database, which have visited the Hotel/Casino during the 24 month period prior to the Closing (the “Customer List”), which Customer List shall be in the format and contain the information set forth on Exhibit K.  Sellers shall provide Buyer with copies of the Shreveport Dominant Customer List as of the Closing in machine readable format capable of being sorted by Buyer in accordance with Buyer’s reasonable specifications for the 12 month period preceding the Closing.  In addition, Sellers shall provide Buyer with data pertaining to Shreveport Dominant Customers as of the Closing for the 24 month period preceding the Closing (to the extent compiled and maintained by Sellers) as follows:  (i) all data set forth as “additional customer data” on Exhibit K, (ii) any customer credit information reasonably requested by Buyer, (iii) such other information reasonably requested by Buyer necessary to assist Buyer in evaluating the play history and worth of any Shreveport Dominant Customer during such period, and (iv) life-to-date customer worth information for such Shreveport Dominant Customers as reasonably requested by Buyer.  To the extent Sellers reasonably believe they are prohibited by Law from providing Buyer any information described above, Sellers shall cooperate with Buyer’s reasonable requests for assistance in the solicitation of customers’ consents for such transfer, including cooperation in a mailing approximately 30 days prior to Closing to solicit any necessary consents and shall provide Buyer additional customer data upon receipt of any necessary consents.

(k)        Zoning Compliance.  Sellers shall deliver to Buyer a Certificate of Occupancy from the Zoning Board of the Metropolitan Planning Commission.

ARTICLE VI.

REPRESENTATIONS AND WARRANTIES OF
THE PARTNERSHIP AND SELLERS

The Partnership and Sellers represent and warrant to Buyer that the statements contained in this Article VI are true and correct (a) as of the date hereof and (b) in all material respects as of the Closing, except as set forth herein and in the Disclosure Letter delivered by the Partnership and Sellers to Buyer on the date of this Agreement (the “Partnership Disclosure Letter”).  The Partnership Disclosure Letter shall be arranged in paragraphs corresponding to the numbered and lettered paragraphs contained in this Article VI.

Section 6.1             Organization of Sellers and the Partnership.  Sellers and the Partnership are duly organized, validly existing and in good standing under the laws of the States of their formation and have all requisite partnership or limited liability company power, as applicable, and authority to own, lease and operate their properties and to carry on their business as now being conducted and as proposed to be conducted prior to the Closing.  Sellers and the Partnership are each duly qualified or licensed to do business and are in good standing in each jurisdiction in which the property owned, leased or operated by them or the nature of the business conducted by them makes such qualification, licensing or good standing necessary, except where the failure to be so qualified, licensed or in good standing would not have a Partnership Material Adverse Effect or a Sellers Material Adverse Effect, as the case may be.  The Partnership does not have any Subsidiaries.

Section 6.2             Authority; No Conflict; Required Filings and Consents.

(a)        The Partnership and Sellers have all requisite limited liability company or partnership power, as applicable, and authority to enter into this Agreement, to perform their obligations hereunder and the agreements contemplated hereby and to consummate the transactions to which they are a party that are contemplated by this Agreement and the agreements contemplated hereby.  The execution and delivery of this Agreement by the Partnership and Sellers and the consummation by the Partnership and Sellers of the transactions to which they are a party that are contemplated by this Agreement have been duly authorized by all necessary limited liability company and partnership action on the part of the Partnership and Sellers.  This Agreement has been duly executed and delivered by the Partnership and Sellers and, assuming this Agreement constitutes the valid and binding obligation of Buyer and Buyer Parent, constitutes the valid and binding obligation of the Partnership and Sellers, enforceable against the Partnership and Sellers in accordance with its terms, subject, as to enforcement, to (i) applicable bankruptcy, insolvency, reorganization, moratorium or similar laws now or hereinafter in effect affecting creditors’ rights generally and (ii) general principles of equity.

(b)        Other than as disclosed in Section 6.2(b) of the Partnership Disclosure Letter, the execution and delivery of this Agreement by the Partnership and Sellers does not, and the consummation by the Partnership and Sellers of the transactions to which they are a party that are contemplated by this Agreement will not, (i) conflict with, or result in any violation or breach of, any provision of the operating agreement or other organizational documents of the Partnership or Sellers, (ii) result in any violation or breach of, or constitute (with or without notice or lapse of time, or both) a default (or give rise to a right of termination, cancellation or acceleration of any obligation or loss of any material benefit) under, or require a consent or waiver under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, lease, Contract or obligation to which the Partnership or Sellers is a party or by which they or any of the Partnership’s properties or any of the Purchased Assets may be bound, or (iii) subject to the governmental filings and other matters referred to in Section 6.2(c), conflict with or violate any permit, authorization, registration, notice, certificate, exemption, concession, franchise, license, judgment, or Law applicable to Sellers, the Partnership or the Partnership’s properties, except in the case of clauses (ii) and (iii) for any such breaches, conflicts, violations, defaults, terminations, cancellations, accelerations, losses or failures to obtain any such consent or waiver which (x) would not, individually or in the aggregate, be reasonably likely to have a Partnership Material Adverse Effect or a Sellers Material Adverse Effect, as applicable, or (y) would not materially impair or materially delay the Closing.

(c)        Except as set forth on Section 6.2(c) of the Partnership Disclosure Letter, no consent, approval, order or authorization of, or registration, declaration or filing with, any court, administrative agency, regulatory body, commission, quasi-governmental authority gaming authority or other governmental authority or instrumentality (“Governmental Entity”) is required by or with respect to the Partnership or Sellers in connection with the execution and delivery of this Agreement by the Partnership and Sellers or the consummation by the Partnership and Sellers of the transactions to which they are a party that are contemplated hereby, except for (i) the filing of the pre-merger notification report under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (“HSR Act”), (ii)  any approvals and filing of notices required under the Partnership Gaming Laws, (iii) such consents, approvals, orders, authorizations, permits, filings, declarations or registrations related to, or arising out of, compliance with statutes, rules or regulations regulating the consumption, sale or serving of alcoholic beverages or the renaming or rebranding of the operations at the Property, (iv)  such other filings, consents, approvals, orders, authorizations, permits, registrations and declarations as may be required under the Laws of any jurisdiction in which the Partnership conducts any business or owns any assets, the failure of which to make or obtain would not, individually or in the aggregate, be reasonably likely to have a Partnership Material Adverse Effect and (v) any consents, approvals, orders, authorizations, registrations, permits, declaration or filings required by Buyer or any of its Subsidiaries, Affiliates or key employees (including, without limitation, under the Buyer Gaming Laws).

Section 6.3             Financial Statements.  Section 6.3 of the Partnership Disclosure Letter contains a true and complete copy of the audited financial information relating to the Hotel/Casino for the twelve months ended December 31, 2002 (the “Financial Information”).  The Financial Information was, and as of the Closing, the audited financial information relating to the Hotel/Casino for the twelve months ended December 31, 2003, will be, prepared in accordance with generally accepted accounting principles (“GAAP”) in effect at the time of such preparation applied on a consistent basis throughout the periods involved (except as may be indicated in the notes to such financial statements) and fairly presented in all material respects the consolidated financial position of the Hotel/Casino as of such date.

Section 6.4             No Undisclosed Liabilities.  Except (i) as disclosed in Section 6.4 of the Partnership Disclosure Letter, (ii) as set forth in the Financial Information, (iii) for Excluded Liabilities, and (iv) for Liabilities incurred since December 31, 2003 in the Ordinary Course of Business, the Partnership does not have any Liabilities, whether accrued, contingent or otherwise (whether or not required to be reflected in financial statements in accordance with GAAP), and whether due or to become due, which would, individually or in the aggregate, reasonably be expected to cause a Partnership Material Adverse Effect.

Section 6.5             Absence of Certain Changes or Events.  Except as disclosed in Section 6.5 of the Partnership Disclosure Letter, since December 31, 2003, the operations by the Partnership at the Hotel/Casino have been conducted in the Ordinary Course of Business and, since such date, (i) there has not been any event, development, state of affairs or condition, or series or combination of events, developments, states of affairs or conditions, which, individually or in the aggregate, would be reasonably likely to have a Partnership Material Adverse Effect; (ii) there has not been any damage, destruction or loss (whether or not covered by insurance) to the Purchased Assets which is reasonably likely to have a Partnership Material Adverse Effect; (iii) the Partnership has not subjected any of the Purchased Assets to any material Liens or Encumbrances, other than Permitted Liens or Permitted Encumbrances; (iv) the Partnership has not sold, transferred, leased, subleased, licensed or otherwise disposed of, to any third party, any material Purchased Asset, except for sales of Purchased Assets and the disposition of obsolete equipment in the Ordinary Course of Business; (v) the Partnership has not entered into any material Assumed Contract or accelerated, cancelled, modified or terminated any material Assumed Contract, in each case, which is material to the operation of the Hotel/Casino (other than in the Ordinary Course of Business); (vi) the Partnership has not waived, released or assigned any material rights, which rights, but for such waiver, release or assignment, would have been classified as Purchased Assets, other than in the Ordinary Course of Business; (vii)  the Partnership has not delayed or postponed the payment of any Liability (outside the Ordinary Course of Business); (viii) there has not been any material revaluation by the Partnership of any of the Purchased Assets; (ix) there has not been any settlement of pending or threatened material litigation to which the Partnership is a party (whether brought by a private party or a Governmental Entity); and (x) the Partnership has not agreed, whether in writing or otherwise, to do any of the foregoing, except as expressly contemplated by this Agreement.

Section 6.6             Taxes.

(a)        The Partnership has timely filed with the appropriate Governmental Entities all material Tax Returns required to be filed, and all such Tax Returns are correct and complete in all material respects.  The Partnership has timely paid all Taxes due whether or not shown on such Tax Returns or has established an adequate reserve therefor in accordance with GAAP, except as which would not, individually or in the aggregate, reasonably be expected to cause a Partnership Material Adverse Effect.

(b)        No claims, actions, audits or other proceedings with any Governmental Entities are presently pending or, to the knowledge of the Partnership, threatened in respect of any Taxes of the Partnership, which, if due, would, individually or in the aggregate, reasonably be expected to cause a Partnership Material Adverse Effect.  There are no outstanding waivers extending the statutory period of limitation relating to Taxes of the Partnership.

(c)        There are no Liens for Taxes (other than Liens for Taxes not yet due and payable) on the Purchased Assets, except as which would not, individually or in the aggregate, reasonably be expected to cause a Partnership Material Adverse Effect.  None of the assets of the Partnership (other than the Excluded Assets) are required to be treated for Tax purposes as owned by any Person, other than the Partnership or Sellers.

(d)        The Partnership has withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, partner, or other third party, that relate to the business and operations conducted at the Property or to the Purchased Assets except as would not, individually or in the aggregate, reasonably be expected to cause a Partnership Material Adverse Effect, and all material Forms W-2 and 1099 required with respect thereto have been properly completed and timely filed.

(e)        The Partnership is not obligated under any Contract that may result in the payment of any amount to a Transferred Employee that would not be deductible by reason of Section 162(m) or 280G of the Code.

(f)         The Partnership is not classified as a corporation pursuant to Treasury Regulation Section 301.7701-2(b) or any similar provision of state, local or foreign Law.

Section 6.7             Leased Property; Vessel; Hotel/Casino.

(a)        Section 6.7(a) of the Partnership Disclosure Letter identifies all real property leased pursuant to the City Leases and the State Lease (including all rights in, to and under the Leases, together with all of the Partnership’s rights, title and interest in and to all land, buildings, structures, easements, appurtenances and improvements thereon, collectively the “Leased Property”), and the Partnership leases no other real property.  The Partnership owns no, and has never owned any, real property in fee.

(b)        The Partnership has a valid leasehold interest in the Leased Property, free and clear of any and all Liens, Encumbrances, restrictions, leases, subleases, assignments, occupancy agreements, options to purchase, options to lease, covenants, assessments, defects, claims or exceptions, except for the Permitted Encumbrances.

(c)        On or before the Closing Date, true and correct copies of the documents under which the Leased Property is leased or operated (the “Lease Documents”) have been delivered to Buyer.  The Lease Documents are unmodified and in full force and effect, and there are no other agreements, written or oral, for the use and occupancy of the Leased Property by the Partnership.  Neither the Partnership, nor to the knowledge of the Partnership, is any other party, in default under the Lease Documents, and, to the knowledge of the Partnership, no defaults (whether or not subsequently cured) by the Partnership or any other party have been alleged thereunder.  To the knowledge of the Partnership:  (i) each landlord named in any of the Lease Documents is not in material default thereunder, and (ii) no material defaults (whether or not subsequently cured) by such landlord have been alleged thereunder.

(d)        Except as disclosed in Section 6.7(d) of the Partnership Disclosure Letter, and except as otherwise disclosed in written materials provided to Buyer on or before the Closing Date, to the knowledge of the Partnership, (i) the Leased Property is not in (A) material violation of any Partnership Gaming Laws and (B) violation of any other Laws, except for such violations which, individually or in the aggregate, would not be reasonably likely to result in a Partnership Material Adverse Effect; and (ii) there are no material defects in the physical condition of the Leased Property or the improvements located on the Leased Property.

(e)        Except as disclosed in Section 6.7(e) of the Partnership Disclosure Letter, the Partnership has not received written notice of, nor does the Partnership have any actual knowledge of, any action, proceeding or litigation pending (and, to the knowledge of the Partnership, overtly contemplated or threatened) (i) (a) to take all or any portion of the Leased Property, or any interest therein, by eminent domain, (b) to modify the zoning of, or other governmental rules or restrictions applicable to, the Leased Property or the use or development thereof, or (c) for any street widening or changes in highway or traffic lanes or patterns in the immediate vicinity of the Leased Property, which, in each case,  would be reasonably likely to interfere with the use, ownership and/or operation of the Leased Property; or (ii) otherwise relating to the Leased Property or the interests of the Partnership therein, except for such actions, proceedings or litigation which, individually or in the aggregate, would not be reasonably likely to have a Partnership Material Adverse Effect.

(f)         Except as disclosed in Section 6.7(f) of the Partnership Disclosure Letter, no portion of the Leased Property or the roads immediately adjacent to and currently utilized to access the Leased Property:  (i) is situated in a “Special Flood Hazard Area,” as set forth on a Federal Emergency Management Agency Flood Insurance Rate Map or Flood Hazard Boundary Map; (ii) except as otherwise disclosed in written materials provided to Buyer on or before the Closing Date or in Section 6.12 of the Partnership Disclosure Letter, to the knowledge of the Partnership, was the former site of any public or private landfill, dump site, retention basin or settling pond; (iii) except as otherwise disclosed in written materials provided to Buyer on or before the Closing Date or in Section 6.12 of the Partnership Disclosure Letter, to the knowledge of the Partnership, was the former site of any oil or gas drilling operations; or (iv) except as otherwise disclosed in written materials provided to Buyer on or before the Closing Date or in Section 6.12 of the Partnership Disclosure Letter, to the knowledge of the Partnership, was the former site of any experimentation, processing, refining, reprocessing, recovery or manufacturing operation for any petrochemicals.

(g)        Except as disclosed in Section 6.7(g) of the Partnership Disclosure Letter, the Land is connected to and serviced by adequate water, sewage disposal, gas and electricity facilities and all material systems (including, without limitation, heating, air conditioning, electrical, plumbing and fire/life safety systems) for the basic operation of the Property are operable and in good condition (ordinary wear and tear excepted), except as would not be reasonably likely to interfere with the use, ownership and/or operations of the Property.

(h)        There are no material Contracts with any Governmental Entity affecting the use or ownership of the Property which are not listed in Section 6.7(h) of the Partnership Disclosure Letter.

(i)         There are no Contracts, commitments, letters of intent or other obligations outstanding for the sale, exchange, material encumbrance, lease or transfer of any of the Property, or any portion of it, except as disclosed in Section 6.7(i) of the Partnership Disclosure Letter and other than Contracts and obligations entered into after the date of this Agreement in compliance with Section 8.1.

(j)         The Partnership has not made or entered into any Contracts to sell, mortgage, pledge or hypothecate, lease, sublease, convey, alienate, transfer or otherwise dispose of the Vessel or the Property, or any portion thereof.  Neither the Vessel nor the Property is subject to any outstanding purchase options, and no Person has any right or option to acquire, or right of first refusal with respect to, the Partnership’s interest in the Vessel or the Hotel/Casino, or any part thereof.  The Partnership has obtained to date, and will obtain with respect to activities conducted by the Partnership up to the Closing Date, all Governmental Approvals required for the lawful operation of the Hotel/Casino.  To the knowledge of the Partnership, the Vessel has been constructed in a workmanlike manner, by duly licensed contractors in accordance with applicable plans, specifications and Laws, and is in good working order with no known material defects.

(k)           The Partnership is the owner of the Hotel/Casino and such ownership is free and clear of any and all Liens, Encumbrances, restrictions, leases, subleases, assignments, occupancy agreements, options to purchase, options to lease, covenants, assessments, defects, claims or exceptions, except for Permitted Encumbrances and Permitted Liens.

(l)            Except as disclosed in Section 6.7(l) of the Partnership Disclosure Letter, (i) the Hotel/Casino is not in material violation of any applicable Laws; and (ii) to the knowledge of the Partnership, there are no material defects in the physical condition of the Hotel/Casino.

(m)          Except as disclosed in Section 6.7(m) of the Partnership Disclosure Letter, the Partnership has not received written notice of, nor does the Partnership have any knowledge of, any action, proceeding or litigation pending (or, to the knowledge of the Partnership, overtly contemplated or threatened) (i) to take all or any portion of the Hotel/Casino, or any interest therein, by eminent domain, (ii) to modify the zoning of, or other governmental rules or restrictions applicable to, the Hotel/Casino or the use or development thereof, (iii) for any street widening or changes in highway or traffic lanes or patterns in the immediate vicinity of the Hotel/Casino, or (iv) otherwise relating to the Hotel/Casino or the interests of the Partnership therein, which would be reasonably likely to interfere with the use, ownership, improvement, development and/or operation of the Hotel/Casino.

Section 6.8             Title to Personal Property; Liens.  To the knowledge of the Partnership, the Partnership has sufficiently good and valid title to, or an adequate leasehold interest in, the assets of the Partnership (other than the Excluded Assets).  The assets of the Partnership (other than the Excluded Assets) are sufficiently free of Liens to allow the Partnership to conduct, and continue to conduct, the businesses undertaken at the Property and, to the knowledge of the Partnership, the consummation of the transactions contemplated by this Agreement will not alter or impair such ability in any material respect.  There are no defects in the physical condition or operability of the assets of the Partnership (other than the Excluded Assets) which would materially impair the use of the assets of the Partnership (other than the Excluded Assets) as and where currently used.  The Purchased Assets include all assets that are necessary for the operation of the Property immediately following the Closing in the same manner as currently conducted by the Partnership (other than the Excluded Assets and Property Employees that are not Transferred Employees).

Section 6.9             Intellectual Property.  Section 6.9 of the Partnership Disclosure Letter lists all (i) trademark and service mark registrations and applications and web domain urls that are included in the Purchased Assets and (ii) trademark, service mark and trade name license agreements which are included in the Purchased Assets (the “Shreveport Intellectual Property”).  Except as disclosed in Section 6.9 of the Partnership Disclosure Letter, the Partnership owns or possesses adequate and enforceable rights to use the Shreveport Intellectual Property as currently used without material restrictions or material conditions on use, and, to the knowledge of the Partnership, there is no conflict with the rights of the Partnership therein or any conflict by it with the rights of others therein which, individually or in the aggregate, would be reasonably likely to have a Partnership Material Adverse Effect.  To the Partnership’s knowledge, no party to any Contract related to the Shreveport Intellectual Property is (or upon Closing will be) in breach or default, and to the Partnership’s knowledge, no event has occurred (or, upon Closing will occur) which with notice or lapse of time would constitute a breach or default or permit termination, modification or acceleration thereunder.  The Partnership (i) has no knowledge that any Shreveport Intellectual Property is involved in any interference, reexamination, cancellation, or opposition proceeding, or any currently pending or threatened suit, action, or proceeding arising out of a right or claimed right of any Person with respect to any Intellectual Property right, (ii) has received no written communication that the Partnership is using or disclosing in an unauthorized manner, infringing, or misappropriating in the conduct of the business of the Hotel/Casino as presently conducted the right or claimed right of any Person with respect to any Intellectual Property right, (iii) has no knowledge that any of the Shreveport Intellectual Property is being used or disclosed in an unauthorized manner, infringed, or misappropriated by any Person, or (iv) has not entered into any agreement to indemnify any Person against any charge of unauthorized use or disclosure, infringement, or misappropriation of any Shreveport Intellectual Property.

Section 6.10           Agreements, Contracts and Commitments.  Except as disclosed in Section 6.10 of the Partnership Disclosure Letter, (i) each of the Assumed Contracts is valid and binding upon the Partnership (and, to the Partnership’s knowledge, on all other parties thereto), in accordance with its terms and is in full force and effect, (ii) there is no breach or violation of or default by the Partnership under any of the Assumed Contracts, whether or not such breach, violation or default has been waived, and (iii) no event has occurred with respect to the Partnership, which, with notice or lapse of time or both, would constitute a material breach, violation or default of, or give rise to a right of termination, modification, cancellation, foreclosure, imposition of a Lien, prepayment or acceleration under, any of the Assumed Contracts, which breach, violation, default, termination, modification, cancellation, foreclosure, imposition of a Lien, prepayment or acceleration referred to in clause (ii) or (iii), (A) alone materially interferes with the use, ownership or operation of the Purchased Assets or (B) in the aggregate, with other such breaches, violations, defaults, terminations, modifications, cancellations, foreclosures, impositions of a Lien, prepayments or accelerations referred to in clause (ii) or (iii), would be reasonably likely to have a Partnership Material Adverse Effect.

Section 6.11           Litigation.  Except as disclosed in Section 6.11 of the Partnership Disclosure Letter, (a) there is no action, suit or proceeding, claim, arbitration or investigation against the Partnership, pending, or as to which the Partnership has received any written notice of assertion or, to the knowledge of the Partnership, threatened against, the Partnership, before any court, arbitrator, or administrative, governmental or regulatory authority or body, domestic or foreign, that, individually or in the aggregate, would be reasonably likely to (i) have a Partnership Material Adverse Effect or (ii) prevent or materially delay the consummation of the transactions contemplated by this Agreement; and (b) there is no judgment, order, injunction or decree of any Governmental Entity outstanding against the Partnership that would be reasonably likely to have any effect referred to in clauses (i) or (ii) above.

Section 6.12           Environmental Matters.  Except as disclosed in Section 6.12 of the Partnership Disclosure Letter, (i) to the Partnership’s knowledge, the Property and Purchased Assets, and the Partnership’s ownership, leasing, operation and use thereof, are in material compliance with all applicable Environmental Laws, (ii) to the Partnership’s knowledge, there are no Environmental Liabilities of the Partnership, (iii) to the Partnership’s knowledge, there are no Environmental Conditions, (iv) the Partnership has not received any written notices from any Governmental Entity or other Person alleging Liability under or violation of any Environmental Law related to the Property or the Purchased Assets, or alleging responsibility for the removal, clean-up, or remediation of any Environmental Condition, (v) the Partnership is not subject to any pending or, to the Partnership’s knowledge, threatened enforcement or investigatory action by any Governmental Entity regarding an Environmental Condition, (vi) to the Partnership’s knowledge, no asbestos containing materials or polychlorinated biphenyls (PCBs) are contained in or stored on the Property or Purchased Assets that have not been remediated or otherwise managed in accordance with Environmental Law and (vii) to the Partnership’s knowledge, no active or out-of-service or underground storage tanks, or sites from which such storage tanks have been removed, or landfills, surface impoundments, waste piles or land disposal areas, exist in, at or on any of the Property or the Purchased Assets.

Section 6.13           Permits; Compliance with Gaming Laws.

(a)        The Partnership and, to the knowledge of the Partnership, each of its directors, officers, key employees, Persons performing management functions similar to officers and partners hold all permits, registrations, findings of suitability, licenses, variances, exemptions, certificates of occupancy, orders and approvals of all Governmental Entities (including all authorizations under the Partnership Gaming Laws, Environmental Law, the Merchant Marine Act of 1920 and the Shipping Act of 1916 and Certificates of Inspection issued by the U.S. Coast Guard), necessary to conduct the business and material operations of the Partnership (the “Partnership Permits”), each of which is in full force and effect in all material respects and no event has occurred which permits, or upon the giving of notice or passage of time or both, would permit, revocation, non-renewal, modification, suspension, limitation or termination of any Partnership Permit that currently is in effect, the loss of which either, individually or in the aggregate, would be reasonably likely to have a Partnership Material Adverse Effect.  The Partnership and, to the knowledge of the Partnership, each of its directors, officers, key employees and Persons performing management functions similar to officers and partners, are in compliance with the terms of the Partnership Permits, except for such failures to comply which would not, individually or in the aggregate, be reasonably likely to have a Partnership Material Adverse Effect.  The businesses conducted at the Property are not being conducted, nor are the Purchased Assets being used, in violation of any (i) Partnership Gaming Laws, except as would not be reasonably likely to interfere with the use, ownership or operations of the Property or (ii)

any other Law of any Governmental Entity, except for a violation that would not, individually or in the aggregate, be reasonably likely to have a Partnership Material Adverse Effect.  The Partnership has not received a notice of any investigation or review by any Governmental Entity that is pending, and, to the knowledge of the Partnership, no investigation or review is threatened, nor has any Governmental Entity indicated any intention to conduct the same, other than those the outcome of which would not, individually or in the aggregate, be reasonably likely to have a Partnership Material Adverse Effect.

(b)        Except as disclosed in Section 6.13(b) of the Partnership Disclosure Letter, none of the Partnership nor, to the knowledge of the Partnership, any of its directors, officers, key employees or Persons performing management functions similar to officers or partners has received any written claim, demand, notice, complaint, court order or administrative order from any Governmental Entity in the past three (3) years under, or relating to any violation or possible violation of any of the Partnership Gaming Laws primarily related to actions or inactions which did or would be reasonably likely to result in fines or penalties of $50,000 or more.  To the Partnership’s knowledge, there are no facts, which if known to the regulators under the Partnership Gaming Laws would be reasonably likely to result in the revocation, limitation or suspension of a license, finding of suitability, registration, permit or approval of it, or any of its officers, directors, key employees or Persons performing management functions similar to an officer, partner or limited partner under any Partnership Gaming Laws.

Section 6.14           Labor Matters.  The Partnership has provided to Buyer a list setting forth (i) the names and job titles (or positions held) of each of the Property Employees and (ii) as of the date hereof, the current annual base salary (or hourly rate) and most recent bonus paid.  Except as disclosed in Section 6.14 of the Partnership Disclosure Letter, (i) to the knowledge of the Partnership, there are no activities or proceedings of any labor union to organize any employees at the Hotel/Casino; (ii) the Partnership is not a party to any collective bargaining Contract; (iii) there are no unfair labor practice complaints pending against the Partnership before the National Labor Relations Board, or any similar labor relations governmental bodies involving employees that work at the Hotel/Casino; and (iv) there is no strike, slowdown, work stoppage or lockout, or, to the knowledge of Sellers, threat thereof, by or with respect to any employees that work at the Hotel/Casino.

Section 6.15           Employee Benefits.

(a)        Section 6.15(a) of the Partnership Disclosure Letter sets forth an accurate and complete list of all (i) “employee welfare benefit plans,” within the meaning of Section 3(1) of the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations thereunder (“ERISA”); (ii) “employee pension benefit plans,” within the meaning of Section 3(2) of ERISA; and (iii) material bonus, stock option, stock purchase, restricted stock, incentive, fringe benefit, profit-sharing, pension or retirement, deferred compensation, medical, life insurance, disability, accident, salary continuation, severance, accrued leave, vacation, sick pay, sick leave, supplemental retirement and unemployment benefit plans, programs, arrangements, commitments and/or practices (whether or not insured) in which Property Employees participate (all of the foregoing plans, programs, arrangements, commitments, practices, contracts and agreements referred to in (i), (ii) and (iii) above are collectively referred to as the “Partnership Benefit Plans”).

(b)        True and complete copies of each of the following documents have been delivered by Sellers or the Partnership to Buyer on or prior to the Closing:  (i) each of the Partnership Benefit Plans and (ii) the most recent Internal Revenue Service determination letter relating to the Harrah’s Entertainment, Inc. Savings and Retirement Plan (the “Harrah’s 401(k) Plan”).

(c)        The Harrah’s 401(k) Plan has either received a favorable determination letter from the IRS as to its qualified status or the remedial amendment period for the Harrah’s 401(k) Plan has not yet expired, and to the Partnership’s knowledge, no fact or event has occurred that could adversely affect the qualified status of the Harrah’s 401(k) Plan.

(d)        Neither the Partnership, nor any member of a controlled group of trades or businesses that includes the Partnership, nor any benefit plan of the Partnership or of any such member has incurred any obligation or liability with respect to or under any “employee benefit plan,” as defined in Section 3(3) of ERISA, or under any other employee benefit plan (including any agreement, program, policy or other arrangement under which any current or former employee, director or consultant of the Partnership or any such member has any present or future right to benefits sponsored or maintained by the Partnership or any such member) which has created or will create any obligation with respect to, or has resulted in or will result in any liability to, Buyer, except to the extent that Buyer expressly assumes such obligation or Liability pursuant to Section 8.4 hereof.

Section 6.16           Transactions With Affiliates.  Other than the transactions contemplated by this Agreement and except to the extent disclosed in Section 6.16 of the Partnership Disclosure Letter, from January 1, 2001 through the date of this Agreement, there have been no transactions, agreements, arrangements or understandings between the Partnership, on the one hand, and the Partnership’s Affiliates, on the other hand, that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act of 1933, as amended, as if such regulation were applicable.

Section 6.17           Brokers.  Neither the Partnership, Sellers nor any of their respective Representatives have employed any broker, financial advisor or finder or incurred any Liability for any brokerage fees, commissions or finder’s fees in connection with the transactions contemplated by this Agreement, except that the Partnership and Sellers have retained Bear Stearns & Co. Inc. as financial advisor.

Section 6.18           Partnership Interests.  Sellers hold the Partnership Interests free and clear of all security interests, Liens and Encumbrances other than those imposed by federal and state securities Laws or applicable gaming Laws.  Sellers are not party to any option, warrant, purchase right, or other Contract (other than this Agreement) obligating Sellers to sell, transfer, pledge or otherwise dispose of the Partnership Interests.  Sellers are not a party to any voting trust, proxy or other agreement or understanding with respect to the Partnership Interests.  Upon the Closing, Buyer shall own all of the Partnership Interests free and clear of all Liens and Encumbrances.

ARTICLE VII.

REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer and Buyer Parent, jointly and severally, represent and warrant to the Partnership that the statements contained in this Article VII are true and correct (a) as of the date hereof and (b) in all material respects as of the Closing, except as set forth herein and in the Disclosure Letter delivered by the Buyer to Sellers and the Partnership on the date of this Agreement (the “Buyer Disclosure Letter”).  The Buyer Disclosure Letter shall be arranged in paragraphs corresponding to the numbered and lettered paragraphs contained in this Article VII and the disclosure in any paragraph shall qualify other paragraphs in this Article VII.

Section 7.1             Organization of Buyer and Buyer Parent.  Each of Buyer Parent and Buyer is duly organized, validly existing and in good standing under the laws of Nevada and has all requisite corporate power and authority to own, lease and operate their properties and to carry on its business as now being conducted and as proposed to be conducted prior to the Closing.  Each of Buyer Parent and Buyer is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification, licensing or good standing necessary, except where the failure to be so qualified, licensed or in good standing would not have a Buyer Material Adverse Effect.

Section 7.2             Authority; No Conflict; Required Filings and Consents.

(a)        Each of Buyer and Buyer Parent has all requisite corporate power and authority to enter into this Agreement, to perform its obligations hereunder and the agreement contemplated hereby and to consummate the transactions to which it is a party that are contemplated by this Agreement.  The execution and delivery of this Agreement by Buyer and Buyer Parent and the consummation by Buyer and Buyer Parent of the transactions to which they are a party that are contemplated by this Agreement have been duly authorized by all necessary corporate action on the part of Buyer and Buyer Parent.  This Agreement has been duly executed and delivered by Buyer and Buyer Parent and, assuming this Agreement constitutes the valid and binding obligation of Sellers and the Partnership, constitutes the valid and binding obligation of Buyer and Buyer Parent, enforceable against Buyer in accordance with its terms, subject, as to enforcement, to (i) applicable bankruptcy, insolvency, reorganization, moratorium or similar laws now or hereinafter in effect affecting creditors’ rights generally and (ii) general principles of equity.

(b)        Other than as disclosed in Section 7.2 of the Buyer Disclosure Letter, the execution and delivery of this Agreement by Buyer and Buyer Parent does not, and the consummation by Buyer and Buyer Parent of the transactions to which they are a party that are contemplated by this Agreement will not, (i) conflict with, or result in any violation or breach of, any provision of the articles of incorporation, bylaw or other organizational document of Buyer and Buyer Parent, (ii) result in any violation or breach of, or constitute (with or without notice or lapse of time, or both) a default (or give rise to a right of termination, cancellation or acceleration of any obligation or loss of any material benefit) under, or require a consent or waiver under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, lease, Contract or obligation to which Buyer or Buyer Parent is a party or by which they or any of their properties or assets may be bound, or (iii) subject to the governmental filings and other matters referred to in Section 7.2(c), conflict with or violate any permit, authorization, registration, notice, certificate, exemption, concession, franchise, license, judgment, or Law applicable to Buyer or Buyer Parent or any of their properties or assets, except in the case of clauses (ii) and (iii) for any such breaches, conflicts, violations, defaults, terminations, cancellations, accelerations, losses or failures to obtain any such consent or waiver which (x) would not, individually or in the aggregate, be reasonably likely to have a Buyer Material Adverse Effect or (y) would not impair or delay the Closing.

(c)        No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity is required by or with respect to Buyer or Buyer Parent in connection with the execution and delivery of this Agreement by Buyer and Buyer Parent or the consummation by Buyer and Buyer Parent of the transactions to which they are a party that are contemplated hereby, except for (i) the filing of the pre-merger notification report under the HSR Act, (ii) any approvals and filing of notices required under the Buyer Gaming Laws, (iii) such consents, approvals, orders, authorizations, permits, filings, declarations or registrations related to, or arising out of, compliance with statutes, rules or regulations regulating the consumption, sale or serving of alcoholic beverages or the renaming or rebranding of the operations at the Property, (iv) such other filings, consents, approvals, orders, authorizations, permits, registrations and declarations as may be required under the Laws of any jurisdiction in which Buyer conducts any business or owns any assets, the failure of which to make or obtain would not, individually or in the aggregate, be reasonably likely to have a Buyer Material Adverse Effect and (v) any consents, approvals, orders, authorizations, registrations, permits, declarations or filings required by the Partnership or any of its Subsidiaries, Affiliates or key employees (including, without limitation, under the Partnership Gaming Laws).

Section 7.3             Brokers.  Neither of Buyer, Buyer Parent nor any of their Representatives have employed any broker, financial advisor or finder or incurred any Liability for any brokerage fees, commissions or finder’s fees in connection with the transactions contemplated by this Agreement.

Section 7.4             Financing.

(a)        Buyer will have available on the Closing Date sufficient funds to enable Buyer to pay the Purchase Price and all fees and expenses of Buyer hereunder.

(b)        As of the date hereof, Buyer Parent has One Hundred Seventy Million Dollars ($170,000,000) in funds available under the Credit Facility, of which Fifty Million Dollars ($50,000,000) are reserved in connection with Boyd Parent’s unlimited completion guaranty related to the Borgata Project, which Fifty Million Dollars ($50,000,000) Boyd Parent expects to be released prior to the Closing Date.  Buyer Parent is in compliance with all its agreements and covenants under the Credit Facility.  Buyer Parent has no reason to believe that it will not have available to it the funds necessary for Buyer and Buyer Parent to consummate the transactions contemplated by this Agreement on a timely basis.

(c)        Buyer or Buyer Parent has a net worth of at least One Hundred Million Dollars ($100,000,000) as provided in the City Leases.

Section 7.5             Licensability of Principals.  Except for such matters which would not adversely affect, or materially delay (i) the performance of Buyer’s obligations hereunder or (ii) the consummation of the transaction contemplated hereby, (a) neither Buyer, Buyer Parent nor any of its Representatives or Affiliates has ever been denied a gaming license by a Governmental Entity or Gaming Authority, (b) Buyer, Buyer Parent and each of its Representatives and Affiliates is in good standing in each of the jurisdictions in which Buyer, Buyer Parent or any of its Affiliates owns or operates gaming facilities and (c) there are no facts, which if known to the regulators under the Buyer Gaming Laws, would (x) be reasonably likely to result in the denial, revocation, limitation or suspension of a gaming license or (y) result in a negative outcome to any finding of suitability proceedings currently pending, or under the suitability proceedings necessary for the consummation of this Agreement.

Section 7.6             Compliance with Gaming Laws.

(a)        Each of Buyer and Buyer Parent and, to their knowledge, each of their directors, officers, key employees, Persons performing management functions similar to officers and partners hold all permits, registrations, findings of suitability, licenses, variances, exemptions, certificates of occupancy, orders and approvals of all Governmental Entities (including all authorizations under the Buyer Gaming Laws, the Merchant Marine Act of 1920 and the Shipping Act of 1916 and Certificates of Inspection issued by the U.S. Coast Guard), necessary to conduct the business and material operations of Buyer and Buyer Parent (the “Buyer Permits”), each of which is in full force and effect in all material respects and no event has occurred which permits, or upon the giving of notice or passage of time or both, would permit, revocation, non-renewal, modification, suspension, limitation or termination of any Buyer Permit that currently is in effect, the loss of which either, individually or in the aggregate, would be reasonably likely to have a Buyer Material Adverse Effect.  Each of Buyer and Buyer Parent and, to their knowledge, each of their directors, officers, key employees and Persons performing management functions similar to officers and partners, are in compliance with the terms of the Buyer Permits, except for such failures to comply which would not, individually or in the aggregate, be reasonably likely to have a Buyer Material Adverse Effect.  Neither Buyer nor Buyer Parent has received a notice of any investigation or review by any Governmental Entity that is pending, and, to the knowledge of Buyer and Buyer Parent, no investigation or review is threatened, nor has any Governmental Entity indicated any intention to conduct the same, other than those the outcome of which would not, individually or in the aggregate, be reasonably likely to have a Buyer Material Adverse Effect.

(b)        Except as disclosed in Section 7.6(b) of the Buyer Disclosure Letter, neither Buyer, Buyer Parent nor, to the knowledge of Buyer or Buyer Parent, any of their directors, officers, key employees or Persons performing management functions similar to officers or partners has received any written claim, demand, notice, complaint, court order or administrative order from any Governmental Entity in the past three (3) years under, or relating to any violation or possible violation of any of the Buyer Gaming Laws primarily related to actions or inactions which did or would be reasonably likely to result in fines or penalties of $50,000 or more.  To the knowledge of Buyer or Buyer Parent, there are no facts, which if known to the regulators under the Buyer Gaming Laws would be reasonably likely to result in the revocation, limitation or suspension of a license, finding of suitability, registration, permit or approval of them, or any of their officers, directors, key employees or Person performing management functions similar to an officer or partner or limited partner under any Buyer Gaming Laws.

ARTICLE VIII.

COVENANTS

Section 8.1             Conduct of Business of the Partnership.  During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Closing, subject to the limitations set forth below, each of the Partnership and Sellers agrees, and Sellers agree to cause the Partnership (except to the extent that Buyer shall otherwise consent in writing, which consent may not be unreasonably withheld) to carry on its business in the Ordinary Course of Business, to pay its debts and Taxes when due (subject to good faith disputes over such debts or Taxes), to pay or perform its other obligations when due, and, to the extent consistent with the operation of the Hotel/Casino, use all reasonable efforts consistent with past practices and policies to preserve intact its present business organization, keep available the services of its present officers and key employees and preserve its relationships with employees, suppliers, licensors, licensees, contractors, customers, distributors, and others having business dealings with it.  Without limiting the generality of the foregoing, except as expressly contemplated by this Agreement or as disclosed on Section 8.1 of the Partnership Disclosure Letter, during the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Closing, without the written consent of Buyer (which consent shall not be unreasonably withheld), the Partnership and Sellers shall not:

(i)         sell, pledge, lease, license, dispose of, grant, encumber or otherwise authorize the sale, pledge, disposition, grant or Encumbrance of Partnership Interests or any of the Purchased Assets, except for (a) sales of current assets in the Ordinary Course of Business in connection with operation of the Hotel/Casino, or (b) sales of equipment and other non-current assets in the Ordinary Course of Business in connection with operation of the Hotel/Casino in an amount not to exceed One Hundred Thousand Dollars ($100,000) individually or One Million Dollars ($1,000,000) in the aggregate;

(ii)        incur any material Liabilities that are Assumed Liabilities, except in the Ordinary Course of Business;

(iii)       violate, modify, amend or terminate any of the Assumed Contracts or waive, release or assign any material rights or claims, except in the Ordinary Course of Business;

(iv)       take, or agree to commit to take, any action that would make any representation or warranty of the Partnership or Sellers contained herein inaccurate in any respect at, or as of any time prior to, the Closing so as to cause the conditions to Buyer to consummate the transactions contemplated herein not to be satisfied;

(v)        close, shut down, or otherwise eliminate the Hotel/Casino, except for such closures, shutdowns or eliminations which are (a) required by action, order, writ, injunction, judgment or decree or otherwise required by Law, or (b) due to acts of God or other force majeure events;

(vi)       subject the Partnership Interests or any Purchased Asset to a Lien or Encumbrance, other than Permitted Liens or Permitted Encumbrances;

(vii)      enter into any material Contract with another Person that would be an Assumed Contract, except in the Ordinary Course of Business;

(viii)     fail to maintain its existing insurance coverage of all types relating to the Purchased Assets (however, in the event any such coverage shall be terminated or lapse, to the extent available at reasonable cost, the Partnership may procure substantially similar substitute insurance policies which in all material respects are in at least such amounts and against such risks as are currently covered by such policies);

(ix)       make any material changes to advertising or marketing plans of the Partnership, other than in the Ordinary Course of Business;

(x)        terminate any of the Property Employees (other than the Reserved Employees), except in the Ordinary Course of Business;

(xi)       transfer any of the Property Employees (other than the Reserved Employees) to properties, casinos or hotels owned or operated by Sellers’ Affiliates (other than the Property);

(xii)      violate any Laws applicable to the Partnership where such violation is reasonably likely to cause, individually or in the aggregate, a Partnership Material Adverse Effect; or

(xiii)     enter into a Contract to do any of the foregoing, or to authorize or announce an intention to do any of the foregoing.

Section 8.2             Cooperation; Notice; Cure.  Subject to compliance with applicable Law (including, without limitation, antitrust Laws and the Partnership Gaming Laws), from the date hereof until the Closing, each of the Partnership and Buyer shall confer on a regular and frequent basis with one or more representatives of the other party to report on the general status of ongoing operations of the Property.  Each of Sellers, the Partnership and Buyer shall promptly notify the other in writing of, and will use all commercially reasonable efforts to cure before the Closing Date, any event, transaction or circumstance, as soon as practical after it becomes known to such party, that causes or will cause any covenant or agreement of the Sellers, Partnership, Buyer Parent or Buyer under this Agreement to be breached in any material respect or that renders or will render untrue in any material respect any representation or warranty of the Sellers, Partnership, Buyer Parent or Buyer contained in this Agreement.  Nothing contained in Section 8.1 above shall prevent the Sellers or the Partnership from giving such notice, using such efforts or taking any action to cure or curing any such event, transaction or circumstance.  No notice given, or investigation made, pursuant to this Section 8.2 shall affect or be deemed to modify or limit any of the representations, warranties, covenants or agreements contained in this Agreement or the conditions to the obligations of the parties to consummate the transactions contemplated herein.

Section 8.3             No Solicitation.

(a)        Prior to the earlier of the Closing and the termination of this Agreement in accordance with Section 10.1, neither the Sellers nor the Partnership shall, directly or indirectly,

through any of their respective officers, directors, employees, financial advisors, agents or other representatives (collectively, “Representatives”), and shall not authorize its Representatives to (i) solicit, encourage, facilitate or initiate any inquiries or proposals that constitute, or could reasonably be expected to lead to, an Acquisition Proposal, (ii) engage in negotiations with any person (or group of persons) other than Buyer or its respective Affiliates (a “Third Party”) concerning the transaction contemplated by this Agreement, (iii) provide any non-public information to any person or entity relating to, any Acquisition Proposal, or (iv) enter into an agreement for an Acquisition Proposal.

(b)        Upon execution of this Agreement, the Partnership and Sellers shall, and shall cause its Representatives to, cease immediately and cause to be terminated any and all existing discussions or negotiations with any parties conducted heretofore with respect to an Acquisition Proposal.

(c)        The Partnership and Sellers shall notify Buyer immediately after receipt by the Partnership or Sellers (or any of their advisors) of any Acquisition Proposal or any request for non-public information in connection with an Acquisition Proposal or for access to the properties and the Books and Records of such party by any Person that informs such party that it is considering making, or has made, an Acquisition Proposal.

Section 8.4             Employee Matters.

(a)        Buyer shall extend offers of employment to the Property Employees whom it desires to hire; provided, that Buyer shall be required to make offers to 90% of the Property Employees as of the Closing.  Buyer shall provide the Partnership with a list of the Property Employees to whom it desires to make offers of employment not less than thirty (30) days prior to the Closing.  All Property Employees who accept Buyer’s offer of employment shall commence employment with the Partnership immediately prior to the Closing and are hereinafter referred to as the “Transferred Employees.”

(b)        Immediately prior to the Closing, Sellers shall, or shall cause Harrah’s Shreveport Management Company, LLC, a Nevada limited liability company (“Management Company”), to transfer the employment of the Transferred Employees to the Partnership and terminate the employment of the Property Employees, other than the Transferred Employees, and shall cooperate with and use its reasonable efforts to assist Buyer in its efforts to secure satisfactory employment arrangements with the Transferred Employees.

(c)        Buyer shall provide the Transferred Employees with base compensation, bonus opportunity and annual and long-term incentive compensation that are in the aggregate, on an employee by employee basis, substantially similar to those provided to similarly situated employees of a Subsidiary of Buyer Parent.

(d)        Buyer shall, pursuant to plans and arrangements established or maintained by Buyer (the “Buyer Benefit Plans”), provide the Transferred Employees with pension, health and welfare benefits which are substantially similar to those provided to similarly situated employees of a Subsidiary of Buyer Parent.  With respect to each Buyer Benefit Plan in which the Transferred Employees participate, for purposes of determining eligibility, vesting and entitlement to benefits, including for severance benefits and vacation entitlement (but not for accrual of pension benefits), service with the Partnership, the Management Company and their Affiliates (or predecessor employers to the extent the Partnership, the Management Company and their Affiliates provide past service credit) shall be treated as service with Buyer.

(e)        Effective immediately after the Closing, Buyer shall cause the Transferred Employees to be covered by one or more medical benefit plans (“Buyer’s Medical Plans”) which shall provide benefits to the Transferred Employees and their dependents which in the aggregate are substantially similar to the benefits provided to similarly situated employees of a Subsidiary of Buyer Parent.  Buyer’s Medical Plans shall not contain any “pre-existing conditions” exclusions or limitations or “actively at work” requirements which would cause any of the Transferred Employees or their dependents to be excluded from Buyer’s Medical Plans immediately after the Closing.  Buyer shall give effect, in determining any deductible and maximum out-of-pocket limitations, to claims incurred and amounts paid by, and amounts reimbursed to, such employees with respect to similar plans maintained by the Partnership for their benefit immediately prior to the Closing Date.

(f)         Effective as of the Closing Date, Buyer shall establish or designate a defined contribution retirement plan which is qualified or eligible for qualification under Section 401(a) of the Code (“Buyer’s 401(k) Plan”) and which is substantially similar to the Harrah’s 401(k) Plan.  Subject to the terms and conditions of any applicable collective bargaining agreement which is currently in effect or which may be in effect at any time in the future, each Transferred Employee who satisfies the eligibility requirements of Buyer’s 401(k) Plan shall become eligible to participate in Buyer’s 401(k) Plan on the date he or she becomes an employee of Buyer and shall be credited with eligibility service and vesting service for all periods of service with the Partnership, the Management Company or any other entity if so credited with such service under the Harrah’s 401(k) Plan.  As soon as practicable after the Closing Date, the Partnership shall cause the trustees of the Harrah’s 401(k) Plan to transfer to the trustees or other funding agent of the Buyer’s 401(k) Plan, the amounts representing the account balances of the Transferred Employees (including the appropriate net investment return thereon and any participant loans made to any Transferred Employees), said amounts to be established as account balances or accrued benefits of the Transferred Employees under Buyer’s 401(k) Plan.  Each such transfer shall comply with Section 414(l) of the Code and the requirements of ERISA and the regulations promulgated thereunder.

(g)        Except as otherwise provided in clause (f) above, Buyer shall not assume any of the Partnership Benefit Plans, and any Liabilities arising from the Management Company’s employment of the Property Employees prior to the Closing shall remain the sole obligation of the Management Company.

(h)        No provision of this Agreement shall create any third party beneficiary rights in any Transferred Employee, any beneficiary or dependent thereof, or any collective bargaining representative thereof, with respect to the compensation, terms and conditions of employment and/or benefits that may be provided to any Transferred Employee by Buyer or under any benefit plan which Buyer may maintain.

(i)         For a period of six (6) months after Closing (the “No Solicitation Period”), neither Sellers nor any of their Affiliates shall, directly or indirectly, solicit or hire for employment any Transferred Employee unless (i) such Transferred Employee voluntarily resigns from employment with Buyer or its successors or Affiliates after the Closing, without any solicitation, promise or inducement from Sellers or any of their Affiliates, (ii) such Transferred Employee initiates discussions regarding such employment without any direct or indirect solicitation by Sellers or any of their Affiliates, or (iii) such Transferred Employee’s employment is terminated by Buyer or its successors or Affiliates after the Closing.  The parties hereby acknowledge and agree that general solicitations for employees through media advertisements, employment firms or otherwise shall not constitute a solicitation for purposes hereof.

(j)         Notwithstanding anything to the contrary in this Agreement, the Confidentiality Agreement (as defined in Section 8.5(a) below) or any other agreement between the parties, the parties acknowledge and agree that Buyer and its employees, including the Transferred Employees, shall be free to use for any purpose the residuals resulting from the Transferred Employees’ access to or work with any information of the Partnership and any information or materials transferred by Sellers to Buyer in connection with this Agreement.  The term “residuals” means any information in non-tangible form that may be retained solely in the unaided memory of Transferred Employees who have had access to such information, including ideas, concepts, know-how, processes, or techniques, and who have made no efforts to refresh their recollection in anticipation of or in conjunction with the use of said residuals.  Further, no employee of Buyer party shall intentionally memorize the information so as to reduce it to a non-tangible form for the purpose of creating a residual.  No party shall have any obligation to limit or restrict the assignment of such Transferred Employees or to pay any form of compensation to Sellers for the use of residuals.

Section 8.5             Access to Information and the Property.

(a)        Upon reasonable notice, subject to applicable Law, including without limitation, antitrust Laws and the Partnership Gaming Laws, the Partnership shall afford Buyer’s Representatives reasonable access, during normal business hours during the period from the date hereof to the Closing, to the Property and to all its personnel, properties, Books and Records and, during such period, the Partnership shall furnish promptly to Buyer (i) copies of monthly financial reports and development reports, (ii) the audited financial information relating to the Hotel/Casino for the twelve months ended December 31, 2003, and (iii) all other information concerning the business and operation of the Hotel/Casino and the Property Employees (other than the Reserved Employees), as Buyer may reasonably request.  Buyer will hold any such information furnished to it by the Partnership, which is nonpublic in confidence in accordance with the Confidentiality Agreement dated December 1, 2003, between Harrah’s Operating Company, Inc. and Buyer Parent (the “Confidentiality Agreement”).  Notwithstanding this Section 8.5(a) to the contrary, Buyer and the Partnership agree that in the event any proprietary information or knowledge relating to an Excluded Asset is obtained, revealed or otherwise made known to Buyer in effecting (i) the transition from Excluded Software to replacement software pursuant to Section 1.5, specifically, or (ii) the removal of the Excluded Assets, generally, Buyer shall not reveal, disclose, employ or otherwise use any such proprietary information, except as required by applicable Law.  No information or knowledge obtained in any investigation pursuant to this Section 8.5 shall affect or be deemed to modify or limit any of the representations, warranties, covenants or agreements contained in this Agreement or the conditions to the obligations of the parties to consummate the transactions contemplated herein.

(b)        Following the Closing, upon reasonable notice, Buyer shall (and shall cause its Subsidiaries, and its and their respective Representatives, to) provide Sellers and their Affiliates and Representatives with reasonable access and duplicating rights, during normal business hours, to all of Buyer’s personnel, properties, Contracts, Books and Records included in or related to the Partnership (other than the Excluded Assets) and shall cooperate with Sellers, as reasonably necessary for Sellers to pursue any suit, claim, action, proceeding or investigation relating to the claims in connection with this Agreement and the transactions contemplated hereby, including, without limitation, any suit, claim, action, proceeding or investigation related to the Excluded Assets.  Notwithstanding the foregoing, Buyer shall not be required to provide any information which (i) it reasonably believes it may not provide to Sellers and their Affiliates and Representatives by reason of applicable Law or by a confidentiality agreement with a third party if, in the case of a confidentiality agreement, Buyer has used reasonable efforts to obtain the consent of such party to such disclosure, or (ii) constitutes information protected by the attorney/client and/or attorney work product privilege.  If any material is withheld by Buyer pursuant to the immediately preceding sentence, Buyer shall inform Sellers as to the general nature of the material which is being withheld.

(c)        Notwithstanding anything to the contrary in this Agreement, the Confidentiality Agreement or any other agreement between the parties, the parties acknowledge and agree that (i) any obligations of confidentiality contained in any such agreement do not apply, and have not applied from the commencement of discussions between the parties, to the tax treatment and tax structure of the transaction (and any related transactions or arrangements), and (ii) each party (and each of its Representatives) may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of the transaction and all materials of any kind (including opinions or other tax analyses) that are provided to such party relating to such tax treatment and tax structure, all within the meaning of Treasury Regulation Section 1.6011-4.

Section 8.6             Governmental Approvals.

(a)        The parties hereto shall cooperate with each other and use their reasonable best efforts to (i) as promptly as practicable, take, or cause to be taken, all appropriate action, and do or cause to be done, all things necessary, proper or advisable under applicable Law or otherwise to consummate and make effective the transactions governed by this Agreement, (ii) obtain from any Governmental Entities any consents, licenses, permits, orders, waivers, variances, exemptions, approvals, licenses, authorizations or orders required (A) to be obtained or made by Sellers, the Partnership or Buyer or any of their Affiliates or any of their respective Representatives and (B) to avoid any action or proceeding by any Governmental Entity (including, without limitation, those in connection with the HSR Act and antitrust and competition Laws of any other applicable jurisdiction), in connection with the authorization, execution and delivery of this Agreement and the consummation of the transactions governed herein, and (iii) make all necessary filings, and thereafter make any other required submissions with respect to this Agreement, as required under (A) the HSR Act and antitrust and competition Laws of any other applicable jurisdiction, (B) the Buyer Gaming Laws and the Partnership Gaming Laws and (C) any other applicable Law (collectively, the “Governmental Approvals”), and to comply with the terms and conditions of all such Governmental Approvals.  The parties hereto and their respective Representatives and Affiliates shall file within thirty (30) days after the date hereof, all required initial applications and documents in connection with obtaining the Governmental Approvals (including without limitation under applicable Buyer Gaming Laws, the Partnership Gaming Laws and the HSR Act) and shall act diligently and promptly to pursue the Governmental Approvals and shall cooperate with each other in connection with the making of all filings referenced in the preceding sentence, including providing copies of all such documents to the non-filing party and its advisors prior to filing (provided, that each party may, as it deems reasonably advisable and necessary, redact any competitively sensitive information provided to any party under this Section 8.6(a) or any information that is not pertinent to the subject matter of the filing or submission, including personal information of individual applicants), and consider and include in good faith all additions, deletions or changes suggested in connection therewith.  Buyer, Sellers and the Partnership shall use reasonable best efforts to schedule and attend any hearings or meetings with Governmental Entities to obtain the Governmental Approvals as promptly as possible.  Buyer and the Partnership shall have the right to review in advance (for a period not to exceed three (3) Business Days) and, to the extent practicable, each will consult the other on, in each case, subject to applicable Laws relating to the exchange of information (including, without limitation, antitrust Laws and the Partnership Gaming Laws), all the information relating to Buyer, Sellers or the Partnership, as the case may be, and any of their respective Affiliates or representatives which appear in any filing made with, or written materials submitted to, any third party or any Governmental Entity in connection with the transactions governed by this Agreement.  Without limiting the foregoing, each of Buyer, Sellers and the Partnership will notify the other promptly of the receipt of comments or requests from Governmental Entities relating to Governmental Approvals, and will supply the other with copies of all correspondence between the notifying party or any of its Representatives and Governmental Entities with respect to Governmental Approvals.

(b)        Without limiting Section 8.6(a), Buyer, Sellers and the Partnership shall:

(i)         each use its reasonable best efforts to avoid the entry of, or to have vacated or terminated, any decree, order, or judgment that would restrain, prevent or delay the Closing, on or before the Outside Date, including defending through litigation on the merits any claim asserted in any court by any Person; and

(ii)        each use its reasonable best efforts to avoid or eliminate any impediment under any antitrust, competition or trade regulation Law that may be asserted by any Governmental Entity with respect to the Closing so as to enable the Closing to occur as soon as reasonably possible (and in any event no later than the Outside Date), including implementing, contesting or resisting any litigation before any court or quasi-judicial administrative tribunal seeking to restrain or enjoin the Closing; provided, however, that nothing in this Agreement shall require the Partnership, Buyer or any of their Affiliates to commit to any divestitures, licenses or hold separate or similar arrangements with respect to its, or their respective assets or conduct of business arrangements, whether as a condition to obtaining any approval from a Governmental Entity or any other Person or for any other reason.

(c)        Buyer and the Partnership shall promptly advise each other upon receiving any communication from any Governmental Entity whose consent or approval is required for consummation of the transactions governed by this Agreement which causes such party to reasonably believe that there is a reasonable likelihood that such consent or approval from such Governmental Entity will not be obtained or that the receipt of any such approval will be materially delayed.  Buyer and the Partnership each shall use its reasonable best efforts to take, or cause to be taken, all actions reasonably necessary to defend any lawsuits or other legal proceedings challenging this Agreement or the consummation of the transactions governed by this Agreement, seeking to prevent the entry by any Governmental Entity of any decree, injunction or other order challenging this Agreement or the consummation of the transactions contemplated by this Agreement, appealing as promptly as possible any such decree, injunction or other order and having any such decree, injunction or other order vacated or reversed.

(d)        From the date of this Agreement until the Closing, each party shall promptly notify the other party in writing of any pending or, to the knowledge of Buyer or the Partnership, as appropriate, threatened action, suit, arbitration or other proceeding or investigation by any Governmental Entity or any other Person (i) challenging or seeking damages in connection with the Closing or any other transaction contemplated by this Agreement or (ii) seeking to restrain or prohibit the consummation of the Closing.

(e)        Notwithstanding anything in this Agreement to the contrary, nothing in this Agreement shall alter or affect Parent’s or any of its Affiliates’ rights under the Horseshoe Stock Purchase Agreement or require Parent or any of its Affiliates to take any action under the Horseshoe Stock Purchase Agreement (including without limitation obtaining any approval in connection with the transactions contemplated by the Horseshoe Stock Purchase Agreement), or otherwise confer upon Buyer any right to require Parent or any of its Affiliates to take any action pursuant to the Horseshoe Stock Purchase Agreement or take any action under this Agreement relating to the transactions contemplated by the Horseshoe Stock Purchase Agreement.

Section 8.7             Publicity.  The Partnership, Buyer and their respective Affiliates shall consult with each other before issuing, and provide each other the opportunity to review and make reasonable comments upon, any press release or other public statement with respect to any of the transactions contemplated hereby and except as may be required by applicable Law or any listing agreement with the New York Stock Exchange.  Notwithstanding anything to the contrary herein, Buyer, the Partnership and their respective Affiliates may make any public statement in response to specific questions by the press, analysts, investors or those attending industry conferences or financial analyst conference calls, so long as any such statements are not inconsistent with previous press releases, public disclosures or public statements made jointly by Buyer or Buyer Parent and the Partnership, or made by one party and approved by the other, and do not reveal non-public information regarding the transaction contemplated by this Agreement.

Section 8.8             Further Assurances and Actions.

(a)        Subject to the terms and conditions herein, each of the parties hereto agrees to use its reasonable best efforts to take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things reasonably necessary, proper or advisable under applicable Laws and regulations to consummate and make effective the transactions contemplated by this Agreement, including, without limitation, (i) using their respective reasonable best efforts to obtain all licenses, permits, consents, approvals, authorizations, qualifications and orders of Governmental Entities and parties to Contracts with each party hereto as are necessary for consummation of the transactions contemplated by this Agreement and (ii) to fulfill all conditions precedent applicable to such party pursuant to this Agreement.

(b)        In case at any time after the Closing any further action is necessary to carry out the purposes of this Agreement, (i) to vest Buyer with full title to the Partnership Interest, (ii) to vest Sellers (or their designees) with full title to the Excluded Assets, and (iii) for the assumption of the Excluded Liabilities by Sellers, the proper officers and/or directors, managers, partners or equivalents of Buyer, Sellers, the Partnership and their respective Affiliates shall take all such necessary action (including executing and delivering further notices, assumptions, releases and acquisitions) and Sellers shall bear the cost of any such necessary action; provided, that if such action is necessary due to events or circumstances particular to Buyer or any of its Affiliates, Buyer shall bear the cost of such action.  Prior to the Closing, Sellers and its Affiliates shall assign to the Partnership all Intellectual Property held by such entities that would otherwise constitute Transferred Intellectual Property if such Intellectual Property rights were held by the Partnership as of the date hereof.

(c)        After the Closing, Sellers shall refer to Buyer all inquiries relating to the Purchased Assets and promptly deliver to Buyer (A) any mail, packages and other communications addressed to Sellers relating to the Purchased Assets and (B) any cash or other property that the Partnership receives and that properly belongs to Buyer, including any insurance proceeds, payments and interest payable thereon.

Section 8.9             Transfer Taxes; HSR Filing Fee.

(a)        All transfer, documentary, sales, use, excise, stamp, registration and other such Taxes (including all applicable real estate transfer or gains Taxes) and related fees (including any penalties, interest and additions to Tax) incurred in connection with the transactions contemplated by this Agreement shall be borne equally by Buyer and Sellers.  Buyer and Sellers shall cooperate in preparing, executing and filing all Tax Returns and other documentation on a timely basis as may be required to comply with the provisions of any such Tax Laws.

(b)        The filing fees pursuant to the pre-merger notification under the HSR Act shall be borne equally by Buyer and Sellers.

Section 8.10           Financing.  Prior to the Closing, Buyer Parent will use its best efforts to amend the Credit Facility, if necessary, to increase the available funds under the Credit Facility to an amount not less than the Purchase Price or otherwise use its best efforts to obtain sufficient funds to enable Buyer to pay the Purchase Price and all fees and expenses of Buyer required by this Agreement.

Section 8.11           Like-Kind Exchange.

(a)        Sellers may elect to effect the transfer and conveyance of the Partnership Interests as part of a tax-deferred exchange under Section 1031 of the Code (a “Section 1031 Exchange”).  If Sellers so elect, Sellers shall provide notice to Buyer of their election, and thereafter Sellers:

(i)         may at any time at or prior to Closing assign their rights and obligations under this Agreement to a “qualified intermediary” as defined in Treasury Regulation Section 1.1031(k)-1(g)(4), subject to all of Buyer’s rights and obligations hereunder; and

(ii)        shall promptly provide written notice of such assignment to Buyer.

(b)        Buyer shall cooperate with Sellers’ reasonable requests intended to allow Sellers to effect the Section 1031 Exchange; provided, however, that Buyer’s obligation to cooperate with Sellers shall be limited and conditioned as follows:

(i)         Buyer shall receive written notice from Sellers at least three (3) Business Days prior to the Closing Date, which shall identify the parties involved in such Section 1031 Exchange, enclose all documents for which Buyer’s signature shall be required, and instruct Buyer as to any changed manner of payment of the Purchase Price (including having such payment be made to the “qualified intermediary”);

(ii)        Sellers shall pay for any and all reasonable additional costs and expenses incurred by Buyer in connection with accommodating the Section 1031 Exchange;

(iii)       Sellers shall not be relieved of any of their obligations under this Agreement by reason of the Section 1031 Exchange;

(iv)       Sellers’ failure to effectuate any intended Section 1031 Exchange shall not relieve Sellers from their obligations to consummate the transactions contemplated by this Agreement and the consummation of such Section 1031 Exchange shall not be a condition precedent to Sellers’ obligations under this Agreement; and

(v)        Buyer shall not be obligated to take legal title to any asset other than the Partnership Interests and the Purchased Assets.

(c)        Sellers hereby indemnify and agree to defend, and hold Buyer harmless from and against any claims, costs, damages, expenses, Liabilities and losses incurred by, claimed against or suffered by it arising out of the Section 1031 Exchange.

Section 8.12           Reservations; Loyalty Program; Guests; Chips.

(a)        Reservations.  Buyer will honor the terms and rates of all Pre-Closing reservations (in accordance with their terms) at the Hotel/Casino made in the Ordinary Course of Business by guests or customers, including advance reservation cash deposits, for rooms or services confirmed by the Partnership for dates after the Closing Date.  The Partnership may continue to accept reservations for periods after the Closing in the Ordinary Course of Business.  Buyer recognizes that such reservations may include discounts or other benefits, including, without limitation, benefits under frequent player or casino awards programs, group discounts, other discounts or requirements that food, beverage or other benefits be delivered by Buyer to the guest(s) holding such reservations.  Buyer will honor all room allocation agreements and banquet facility and service agreements which have been granted to groups, persons or other customers for periods after the Closing Date at the rates and terms provided in such agreements; provided that such agreements were made in the Ordinary Course of Business.  Buyer agrees that the Partnership and Sellers cannot make and has made no representation or warranty that any party holding a reservation or agreement for rooms, facilities or services will utilize such reservation or honor such agreement.  Buyer, by the execution hereof, assumes the risk of non-utilization of reservations and non-performance of such agreements from and after the Closing.

(b)        Total Gold.  Buyer agrees to honor all cash back awards extended by the Partnership to members of Harrah’s Total Gold® frequent player award program on terms consistent with the Partnership’s past practice or Parent’s nationwide programs, and Buyer authorizes the Partnership to extend such awards with expirations of up to sixty (60) days after the Closing.  Sellers agree to reasonably cooperate with Buyer in order for Buyer to fulfill its obligations under this Section 8.12(b).

(c)        Guests’ Safe Deposit Boxes.  Buyer shall be responsible for all guest safety deposit boxes from and after the Closing.

(d)        Guests’ Vehicles and Baggage.  Prior to the Closing, the Partnership and Buyer shall take inventory of: (i) all baggage, suitcases, luggage, valises and trunks of hotel guests checked or left in the care of the Partnership; (ii) all luggage or other property of guests retained by the Partnership as security for unpaid accounts receivable; (iii) the contents of the baggage storage room and (iv) all motor vehicles that were checked and placed in the care of the Partnership at the Hotel/Casino; provided, however, that no such baggage, suitcases, luggage, valises or trunks shall be opened.  Except for the property referred to in (ii) above, which shall be removed from the Hotel/Casino by Sellers within ten (10) days after the Closing, all such baggage and other items shall be marked or sealed in a manner to be agreed upon by the parties and listed in an inventory prepared and signed jointly by said representatives of Sellers and Buyer as of the Closing.  Said baggage and other items shall be stored as Buyer shall choose, and Buyer shall be responsible for claims with respect thereto.

(e)        Destruction of Chips.  Pursuant to the State of Louisiana Gaming Regulations, the Partnership shall, at least thirty (30) days prior to Closing, submit for approval of the Louisiana State Police, Casino Gaming Division (the “Casino Gaming Division”) a plan for the redemption and destruction of all chips, tokens and plaquemines at the Hotel/Casino (both as of the Closing Date and at the conclusion of the redemption period provided in the following paragraph).  Buyer agrees to cooperate fully with the Partnership in effectuating the plan that is approved by the Casino Gaming Division.

(f)         Post-Closing Redemption of Chips.  Pursuant to the State of Louisiana Gaming Regulations and as approved and directed by the Casino Gaming Division, Sellers shall, for a period of not less than one hundred twenty (120) days after the Closing, redeem for cash all of the Partnership’s gaming chips, tokens and plaquemines issued prior to the Closing.  The procedures implemented by Sellers shall be those approved by the Casino Gaming Division, a copy of which shall be supplied to Buyer as soon as practical.  Buyer acknowledges and agrees that to the extent the Casino Gaming Division allows, at the request of Sellers, Buyer shall redeem said chips, tokens and plaquemines and Sellers shall reimburse Buyer for said redemption not less than once per week.

Section 8.13           Transfer of Utilities; Insurance.

(a)        Utilities.  Prior to the Closing, the Partnership shall notify all utility companies servicing the Property of the anticipated change in ownership of the Property and request that all billings after the Closing be made to Buyer at the Property address.  Buyer shall be responsible for paying, before the Closing, all deposits required by utility companies in order to continue service at the Hotel/Casino for periods after the Transfer Time and shall take any other action and make any other payments required to assure uninterrupted availability of utilities at the Hotel/Casino and the Leased Property for all periods after Closing.  Following Closing, all utility deposits made by the Partnership will be refunded directly to Sellers by the utility company holding same.

(b)        Insurance.  All of the Partnership’s fire and casualty insurance and other insurance policies may be cancelled by the Partnership as of the date of Closing, and any refunded premiums shall be retained by, and transferred to, the Sellers.  Buyer will be responsible for acquiring and placing its insurance policies for periods after the Closing.

Section 8.14           Certain Transactions.

(a)        From the date hereof until the Closing Date, Buyer shall not, and shall not permit any of its Affiliates to, acquire or agree to acquire by merging or by consolidating with, or by purchasing assets of or a substantial portion of equity in, or any other manner, any business or any corporation, partnership, association or other business organization or division thereof engaged in the gaming business in the cities of Shreveport or Bossier City, Louisiana.

(b)        Prior to the Closing, none of the Partnership, Sellers, Buyer or Buyer Parent shall take, or agree to commit to take, any action that would or is reasonably likely to materially delay the receipt of, or materially impact the ability of a party to obtain, any Governmental Approval necessary for the consummation of the transactions contemplated by this Agreement.

Section 8.15           FCC Approvals.

(a)        The Partnership and Buyer have each, as applicable, concurrently with executing this Agreement executed filing copies of FCC applications to either (i) seek the consent of the FCC to the assignment of the FCC Licenses to Buyer, or (ii) have the FCC Licenses reissued by the FCC in the name of Buyer, as appropriate (collectively, the “FCC Approvals”).  The Partnership shall file these applications with the FCC as soon as reasonably practicable after the date hereof.  The Partnership and Buyer agree to use their respective reasonable best efforts to cooperate with any requests for information, filing of forms, communications with the FCC or other actions which are reasonably necessary in order to obtain the FCC Approvals.

(b)        If the FCC Approvals have not been obtained on or before the Closing Date and no special temporary authority has been granted by the FCC that allows Buyer to operate under the FCC Licenses, then, (i) the Closing shall nevertheless occur as scheduled, and (ii) the parties will comply with any applicable requirements of the FCC or applicable Law (including without limitation the Partnership tendering for cancellation the FCC Licenses).  Buyer agrees that it will not use or operate the equipment which is the subject of the FCC Licenses or the FCC Approvals after the Closing in violation of any requirements of the FCC or any applicable Law.

Section 8.16           Insurance; Casualty and Condemnation.  If, before the Closing, the Hotel/Casino is damaged by fire or other casualty, and such damage is not a Partnership Material Adverse Effect, then the Closing shall proceed as scheduled and Sellers shall, after the Closing Date, promptly pay to Buyer all insurance proceeds received by Sellers with respect to such damage, destruction or other loss, less any proceeds applied to the physical restoration of the Hotel/Casino and, if such insurance proceeds are not sufficient to fully repair or restore the

Hotel/Casino, Sellers shall pay Buyer an additional amount equal to such shortfall; provided, that Sellers and their Affiliates shall have no responsibility for restoration or repair of the Hotel/Casino or any resultant loss, directly, by subrogation, or otherwise.

Section 8.17           Customer Data.  The Partnership shall provide Buyer with the dominant customer list for the Property as of the Closing Date, prepared consistent with the Partnership’s past practice (the “Shreveport Dominant Customer List”).  Except as set forth in the last sentence of this Section 8.17, Sellers and their Affiliates shall not for a period of six (6) months following the Closing Date (the “Restricted Period”) make any direct marketing to the customers on the Shreveport Dominant Customer List for the Horseshoe Bossier City Casino or the Louisiana Downs properties; provided, that any marketing by Sellers or their Affiliates of any of their respective properties, other than the Louisiana Downs or Horseshoe Bossier City Casino properties, shall not be restricted by this Section 8.17; provided, further that the restrictions of this Section 8.17 shall not apply to any customers appearing on the customer lists of the Horseshoe Bossier City Casino property.  Nothing in this Section 8.17 shall prohibit Sellers or their Affiliates from marketing to any customer on the Shreveport Dominant Customer List during the Restricted Period if (i) such customer, after the Closing Date, initiates gaming activities at the Louisiana Downs or Horseshoe Bossier City Casino properties (“New Gaming Activities”) and (ii) prior to such New Gaming Activities, Sellers have not breached the terms of this Agreement with respect to such customer.

Section 8.18           Certain Notifications.  From the date of this Agreement until the Closing, the Partnership, Sellers, Buyer and Buyer Parent shall promptly notify the other parties in writing regarding any:

(a)        fact, circumstance, event, or action by Sellers, the Partnership, Buyer or Buyer Parent, the existence, occurrence, or taking of which would result in the conditions set forth in Sections 9.2(a), 9.2(b) or 9.3(a) not being true as of the Closing;

(b)        breach of any covenant or obligation of the Partnership, Sellers, Buyer or Buyer Parent hereunder, as applicable; and

(c)        fact, circumstance, event or action which will result in, or would reasonably be expected to result in, the failure of Buyer, Buyer Parent, Sellers or the Partnership to timely satisfy any of the closing conditions specified in Article IX of this Agreement, as applicable.

Section 8.19           Delta Downs Litigation.  Each party shall use reasonable best efforts to take all actions necessary to dismiss the Delta Downs Litigation with prejudice on or prior to the Closing Date.

Section 8.20           Letter of Credit and Release of Guaranty.  Buyer and Buyer Parent shall use their reasonable best efforts to cause the conditions set forth in Sections 9.3(c) and (d) to be satisfied in a timely manner.

Section 8.21           Tax Matters.

(a)        Tax Returns.  Sellers shall prepare or cause to be prepared (on a basis consistent with past Tax Returns of the Partnership) all Tax Returns for the Partnership required to be filed prior to the Closing Date and shall pay all Taxes owing with respect thereto (subject to Section 11.2(d) hereof).  Buyer shall prepare or cause to be prepared (on a basis consistent with past Tax Returns of the Partnership) and file or cause to be filed all Tax Returns for the Partnership required to be filed for all Tax Periods beginning prior to the Closing Date which are filed after the Closing Date and shall pay all Taxes owing with respect thereto (subject to Section 11.2(d) hereof).  Buyer shall permit Sellers at least ten (10) days to review and comment on each such Tax Return prior to filing and shall make such revisions to such Tax Returns as are reasonably requested by Sellers.

(b)        Cooperation on Tax Matters.  Buyer and Sellers shall cooperate fully, as and to the extent reasonably requested by the other party, in connection with the filing of Tax Returns and any audit, litigation or other proceeding with respect to Taxes.  Such cooperation shall include the retention and (upon the other party’s request) the provision of records and information which are reasonably relevant to any such audit, litigation or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.  Sellers and the Partnership agree (i) to retain all books and records with respect to Tax matters pertinent to the Partnership relating to any Tax Period beginning before the Closing Date until the expiration of the statute of limitations (and, to the extent notified by Buyer or Sellers, any extensions thereof) of the respective Tax Periods, and to abide by all record retention agreements entered into with any taxing authority, and (ii) to give the other party reasonable written notice prior to transferring, destroying or discarding any such books and records and, if the other party so requests, Sellers or the Partnership, as the case may be, shall allow the other party to take possession of such books and records.  Buyer and Sellers further agree, upon request, to use their reasonable best efforts to obtain any certificate or other document from any Governmental Entity or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed (including, but not limited to, with respect to the transactions contemplated by this Agreement).

(c)        Tax Refunds.  The amount of any refunds of Taxes constituting an Excluded Liability shall be for the account of Sellers.  Any such amounts owing to Sellers as provided in this Section 8.21(c) shall be paid by Buyer within five (5) Business Days of the receipt of any such refunds.

Section 8.22           Zoning.  Sellers agree that Buyer may apply to the Office of Zoning Administration for the Metropolitan Planning Commission Shreveport/Caddo Parish to obtain approval of the change in ownership of the Partnership, provided that such application shall be at Buyer’s sole cost and expense, and provided further that the change in ownership shall not be effective until the Closing Date.  Sellers agree to reasonably cooperate with Buyer in making any such application provided that such cooperation shall not result in any cost or expense to Sellers.

ARTICLE IX.

CONDITIONS TO CLOSING

Section 9.1             Conditions to the Parties’ Obligation to Effect the Closing.  The respective obligations of each party to this Agreement to effect the Closing shall be subject to the satisfaction or waiver by each party prior to the Closing of the following conditions:

(a)        No Injunctions.  No Governmental Entity shall have enacted, issued, promulgated, enforced or entered any order, executive order, stay, decree, judgment or injunction or statute, rule or regulation which is in effect (whether temporary, preliminary or permanent) and which prevents or prohibits the consummation of the transactions contemplated by this Agreement.

(b)        HSR Act.  Any applicable waiting periods, together with any extensions thereof, under the HSR Act and the antitrust or competition Laws of any other applicable jurisdiction shall have expired or been terminated.

(c)        Governmental Consents.  Buyer shall have obtained all material consents, approvals, findings of suitability, licenses, permits, orders or authorizations of and registrations, declarations or filings with any Governmental Entity with jurisdiction in respect of the Buyer Gaming Laws or the Partnership Gaming Laws, in each case, required or necessary in connection with the transactions contemplated by this Agreement and necessary for ownership and operation of the Property (including, without limitation, approval, licensing or registration of Buyer and its (i) officers, executive directors, key employees or Persons performing management functions similar to officers, (ii) partners and (iii) limited partners, each, as required by any Governmental Entity) shall have been obtained and made and shall be in full force and effect.

Section 9.2             Additional Conditions to Obligations of Buyer.  The obligation of Buyer to effect the Closing is subject to the satisfaction of each of the following conditions prior to the Closing, any of which may be waived in writing exclusively by Buyer:

(a)        Representations and Warranties of the Partnership.  The representations and warranties of the Partnership contained in this Agreement shall be true and correct (without giving effect to any limitation as to “materiality” or “Partnership Material Adverse Effect” set forth therein) at and as of the Closing as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except where the failure of such representations and warranties to be true and correct would not, individually or in the aggregate, result in a Partnership Material Adverse Effect.  Buyer shall have received a certificate signed on behalf of the Partnership by the general partner of the Partnership to such effect.

(b)        Representations and Warranties of Sellers.  The representations and warranties of Sellers contained in this Agreement shall be true and correct (without giving effect to any limitation as to “materiality” or “Sellers Material Adverse Effect” set forth therein) at and as of the Closing as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except where the failure of such representations and warranties to be true and correct would not, individually or in the aggregate, result in a Sellers Material Adverse Effect, except for the representations contained in Section 6.18 shall be true in all respects.  Buyer shall have received a certificate signed on behalf of Sellers by their managing members or equivalents thereof to such effect.

(c)        Performance of Obligations of the Partnership.  Each of the Partnership and each Seller shall have performed in all material respects all obligations required to be performed by it or them under this Agreement at or prior to the Closing, including without limitation delivery of items listed in Section 5.2.  Buyer shall have received a certificate signed on behalf of the

Partnership by the general partner of the Partnership, and a certificate signed on behalf of Sellers by their managing members or equivalents thereof, to such effect.

(d)        Survey and Title Insurance.  The Partnership shall have delivered to Buyer the updated and recertified Survey pursuant to Section 12.4 below and the Title Policy.

(e)        Release of Liens.  All Liens (other than Permitted Encumbrances) shall be in a position to be released of record concurrently with the Closing.

Section 9.3             Additional Conditions to Obligations of the Partnership and Sellers.  The obligations of the Partnership and the Sellers to effect the Closing are subject to the satisfaction of each of the following conditions prior to the Closing, any of which may be waived in writing exclusively by the Partnership:

(a)        Representations and Warranties.  The representations and warranties of Buyer and Buyer Parent contained in this Agreement shall be true and correct (without giving effect to any limitation as to “materiality” or “Buyer Material Adverse Effect” set forth therein) at and as of the Closing as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except where the failure of such representations and warranties to be true and correct would not, individually or in the aggregate, result in a Buyer Material Adverse Effect.  The Partnership shall have received a certificate signed on behalf of each of Buyer and Buyer Parent by its chief executive officer or chief financial officer to such effect.

(b)        Performance of Obligations of Buyer.  Each of Buyer and Buyer Parent shall have performed in all material respects all obligations required to be performed by it or them under this Agreement at or prior to the Closing, including without limitation delivery of items listed in Section 5.2.  The Partnership shall have received a certificate signed on behalf of each of Buyer and Buyer Parent by its chief executive officer or chief financial officer to such effect.

(c)        Letter of Credit.  The Letter of Credit shall have been released and terminated.

(d)        Guaranty.  The City of Shreveport shall have terminated the Parent’s guaranty of the City Leases.

(e)        Horseshoe Stock Purchase Agreement.  Parent or any of its Affiliates shall not have received written notification (“Notification”) from any Gaming Authorities or federal or Louisiana Governmental Entities stating that such authorities have reasonably concluded that the consummation of the transactions contemplated by this Agreement would materially and adversely affect Parent’s or its Affiliates’ ability to consummate the transactions contemplated by the Horseshoe Stock Purchase Agreement.

ARTICLE X.

TERMINATION AND AMENDMENT

Section 10.1           Termination.  This Agreement may be terminated at any time prior to the Closing (with respect to Sections 10.1(b) through 10.1(g), by written notice by the terminating party to the other parties):

(a)        by mutual agreement of Sellers and Buyer;

(b)        by either Buyer or Sellers, if the transactions contemplated hereby shall not have been consummated on or prior to the Outside Date; provided, however, that the right to terminate this Agreement under this Section 10.1(b) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the primary cause of or resulted in the failure of the Closing to occur on or before the Outside Date;

(c)        by Sellers, if the Parent or any of its Affiliates shall have received a Notification and, such Notification has not been withdrawn;

(d)        by Sellers, if any Gaming Authority has (i) not approved Buyer as the owner and operator of the Purchased Assets on or before April 30, 2004; provided, however, that such date may be extended by Buyer (with written notice to the Partnership) up to and including June 30, 2004, provided that (A) Buyer is not then in breach of its obligations under this Agreement, (B) at such time, Buyer has fulfilled all of its obligations under this Agreement (including without limitation Buyer’s obligations under Section 8.6 hereof) and (C) such approvals are reasonably capable of being obtained on or prior to June 30, 2004, or (ii) made a final determination that such Gaming Authority will not approve Buyer as the acquirer or operator of the Purchased Assets;

(e)        by either Buyer, Buyer Parent, Sellers or the Partnership, if a court of competent jurisdiction or other Governmental Entity shall have issued a nonappealable final order, decree or ruling or taken any other nonappealable final action, in each case, having the effect of permanently restraining, enjoining or otherwise prohibiting the Closing and the transactions contemplated hereby; provided, however, that the right to terminate this Agreement under this Section 10.1(e) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the cause of, or materially contributed to, such action;

(f)         by Buyer, if either the Partnership or Sellers has breached any of their representations, warranties, covenants or agreements set forth in this Agreement which (i) would result in a failure of a condition set forth in Sections 9.2(a), (b) or (c) and (ii) is not cured in all material respects within thirty (30) calendar days after written notice thereof; provided, however, that if such breach cannot reasonably be cured within such thirty (30) day period but can be reasonably cured prior to the Outside Date, and the Partnership or Sellers, as applicable, is diligently proceeding to cure such breach, this Agreement may not be terminated pursuant to this Section 10.1(f); provided, further, that Buyer’s right to terminate this Agreement under this Section 10.1(f) shall not be available if, at the time of such intended termination, Sellers have the right to terminate this Agreement under Section 10.1(b), (d), (e), or (g); and

(g)        by Sellers, if either Buyer or Buyer Parent has breached any of its representations, warranties, covenants or agreements set forth in this Agreement which (i) would result in a failure of a condition set forth in Sections 9.3(a) or (b) and (ii) is not cured in all material respects within thirty (30) calendar days after written notice thereof; provided, however, that if such breach cannot reasonably be cured within such thirty (30) day period but can be reasonably cured prior to the Outside Date, and Buyer or Buyer Parent, as applicable, is diligently proceeding to cure such breach, this Agreement may not be terminated pursuant to this Section 10.1(g); provided, further, that Sellers’ right to terminate this Agreement under this

Section 10.1(g) shall not be available if, at the time of such intended termination, Buyer has the right to terminate this Agreement under Section 10.1(b), (e) or (f).

Section 10.2           Effect of Termination.

(a)        Liability.  In the event of termination of this Agreement as provided in Section 10.1, this Agreement shall immediately become void and there shall be no Liability or obligation on the part of Buyer, Buyer Parent, Sellers or the Partnership, or their respective Affiliates or Representatives, other than Sections 8.5 and Article XIII; provided, however, that nothing contained in this Section 10.2 shall relieve or limit the Liability of any party to this Agreement for any fraudulent or willful breach of this Agreement.

(b)        Fees and Expenses.  Except as otherwise expressly provided in this Agreement, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses, whether or not the Closing is consummated.

(c)        Application of the Deposit.

(i)         Upon the termination of this Agreement pursuant to Sections 10.1(a), (b), (c), (d), (e) or (f), the Deposit, together with interest earned thereon, shall be paid to Buyer.

(ii)        Upon the termination of this Agreement pursuant to Section 10.1(g), the Deposit, together with any interest earned thereon, shall be paid to the Partnership.

(d)        Termination Payment.  Not less than ten (10) Business Days after the termination of this Agreement pursuant to Section 10.1(f), the Partnership shall pay to Buyer Ten Million Dollars ($10,000,000) by electronic transfer of immediately available funds to an account designated by Buyer.

ARTICLE XI.

SURVIVAL; INDEMNIFICATION

Section 11.1           Survival of Representations, Warranties, Covenants and Agreements.

(a)        Except as set forth in Article X and Section 11.1(b) of this Agreement, the representations, warranties, covenants and agreements of each party hereto shall remain operative and in full force and effect regardless of any investigation made by or on behalf of any other party hereto, any Person controlling any such party or any of their Representatives whether prior to or after the execution of this Agreement.

(b)        The representations and warranties made by each party hereto in this Agreement shall survive the Closing until (and claims based upon or arising out of such representations and warranties may be asserted at any time before) the first anniversary of the date hereof; provided, however, that the representations and warranties contained in Section 6.6 shall survive until the expiration of the applicable period of limitations (giving effect to any waivers or extensions thereof).  The period of time a representation or warranty survives the Closing pursuant to the preceding sentence shall be the “Survival Period” with respect to such representation.  The parties intend for the preceding two sentences to shorten the otherwise applicable statute of limitations and agree that, subject to the last sentence of this Section 11.1(b), no claim may be brought based upon, directly or indirectly, any of the representations and warranties contained in this Agreement after the Survival Period with respect to such representation or warranty.  The covenants and agreements of the parties hereto in this Agreement shall survive the Closing, without any contractual limitation on the period of survival (other than those covenants and agreements that are expressly required to remain in full force and effect for a specified period of time).  The termination of the representations and warranties provided herein shall not affect a party in respect of any claim made by such party in reasonable detail in a writing received by indemnifying party prior to the expiration of the applicable Survival Period provided herein.

Section 11.2           Indemnification.

(a)        Except as otherwise provided in Section 11.2(d) with respect to Taxes, from and after the Closing, Sellers shall indemnify, save and hold harmless Buyer and its Affiliates and their respective Representatives (each, a “Buyer Indemnified Party” and collectively, the “Buyer Indemnified Parties”) from and against any and all costs, losses, Liabilities, obligations, damages, claims, demands and expenses (whether or not arising out of third-party claims), including interest, penalties, costs of mitigation, reasonable attorneys’ fees and all amounts paid in investigation, defense or settlement of any of the foregoing (herein, “Damages”), incurred in connection with, arising out of, resulting from or incident to:

(i)         any breach of any representation or warranty made by the Partnership or Sellers in this Agreement (other than the representations and warranties made in Section 6.6);

(ii)        any breach of any covenant or agreement made, or to be performed, by the Partnership or Sellers in this Agreement or any other agreement or document contemplated hereby (other than covenants and agreements made in Sections 4.1(a) and 8.21);

(iii)       the Excluded Liabilities; and

(iv)       the Excluded Assets.

(b)        Except as otherwise provided in Section 11.2(d) with respect to Taxes, from and after the Closing, Buyer and Buyer Parent shall indemnify, save and hold harmless each Seller and its Affiliates and their respective Representatives (each, a “Sellers Indemnified Party” and collectively, the “Sellers Indemnified Parties”) from and against any and all Damages incurred in connection with, arising out of, resulting from or incident to:

(i)         any breach of any representation or warranty made by Buyer or Buyer Parent in this Agreement;

(ii)        any breach of any covenant or agreement made, or to be performed, by Buyer or Buyer Parent in this Agreement or any other agreement or document contemplated hereby (other than covenants and agreements made in Sections 4.1(a) and 8.21);

(iii)       the Assumed Liabilities; and

(iv)       the ownership, use or operation of the Partnership from and after the Closing or the conduct of business of the Property from and after the Closing.

(c)        Interpretation.

(i)         The term Damages as used in this Section 11.2 is not limited to matters asserted by third parties against an indemnified Person, but includes Damages incurred or sustained by the indemnified Person in the absence of third party claims.  Notwithstanding anything in this Agreement to the contrary, the term Damages shall not include any consequential, special or incidental damages, claims for lost profits, or punitive or similar damages.

(ii)        Notwithstanding anything to the contrary in this Agreement, neither the Buyer Indemnified Parties nor the Sellers Indemnified Parties shall be entitled to any recovery of Damages pursuant to this Article XI to the extent that any of the Buyer Indemnified Parties or the Sellers Indemnified Parties, as applicable, had actual knowledge as of the Closing Date of any Liability that gives rise to the Damages, including the breach of any representation, warranty, covenant or agreement in this Agreement, that gives rise to such Damages, but only to the extent that the Indemnifying Party is prejudiced or damaged by such failure to be informed of the existence of such Liability promptly following such Indemnified Parties obtained knowledge of such breach.

(iii)       For purposes of this Article XI, Damages incurred or suffered by a party arising out of any breach of any representation, warranty, covenant or agreement shall be determined without deduction on account of any materiality, Partnership Material Adverse Effect, Sellers Material Adverse Effect or Buyer Material Adverse Effect qualification, as applicable, contained in any representation, warranty, covenant or agreement giving rise to the claim for indemnification hereunder.

(d)        Tax Indemnification.

(i)         From and after the Closing, Sellers shall indemnify, save and hold harmless the Buyer Indemnified Parties from and against (a) all Liability for Taxes of the Partnership constituting an Excluded Liability, (b) any and all Damages arising out of, resulting from or incident to any breach by Sellers of any covenant contained in Sections 4.1(a) and 8.21 and (c) any and all Damages arising out of, resulting from or incident to the breach of any representation, warranty or covenant contained in Section 6.6, except to the extent that any such Damages are otherwise indemnified pursuant to the foregoing clauses (i) and (ii).

(ii)        From and after the Closing, Buyer shall indemnify, save and hold harmless the Sellers Indemnified Parties from and against (a) all Liability for Taxes of the Partnership constituting an Assumed Liability and (b) any and all Damages arising out of, resulting from or incident to the breach by Buyer of any covenant contained in Sections 4.1(a) and 8.21.

(iii)       In the case of any Straddle Period:

(A)      any Taxes levied on a per diem basis, other than Property Taxes (“Per Diem Taxes”), of the Partnership for a Pre-Closing Tax Period shall be equal to the amount of such Per Diem Taxes for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of days during the Straddle Period that are in the Pre-Closing Tax Period and the denominator of which is the total number of days in the Straddle Period; and

(B)       the Taxes of the Partnership (other than Per Diem Taxes) for any Pre-Closing Tax Period shall be computed as if such taxable period ended as of the close of business on the Closing Date.

Section 11.3           Procedure for Claims between Parties.  If a claim for Damages is to be made by a Buyer Indemnified Party or Sellers Indemnified Party (each, an “Indemnified Party” and collectively, the “Indemnified Parties”) entitled to indemnification hereunder, such party shall give written notice briefly describing the claim and the total monetary damages sought (each, a “Notice”) to the indemnifying party hereunder (the “Indemnifying Party” and collectively, the “Indemnifying Parties”) as soon as practicable after such Indemnified Party becomes aware of any fact, condition or event which may give rise to Damages for which indemnification may be sought under this Article XI.  Any failure to submit any such notice of claim to the Indemnifying Party shall not relieve any Indemnifying Party of any Liability hereunder, except to the extent that the Indemnifying Party demonstrates that an Indemnifying Party was actually prejudiced by such failure.  The Indemnifying Party shall be deemed to have accepted the Notice and the Indemnifying Party shall be deemed to have agreed to pay the Damages at issue, if the Indemnifying Party does not send a notice of disagreement to the Indemnified Party within thirty (30) calendar days after receiving the Notice pursuant to Section 11.5.

Section 11.4           Defense of Third Party Claims.

(a)        Except as otherwise provided in Section 11.4(b) with respect to Tax Claims, if any lawsuit or enforcement action is filed against an Indemnified Party by any third party (each, a “Third Party Claim”) for which indemnification under this Article XI may be sought, Notice thereof shall be given to the Indemnifying Party as promptly as practicable.  The failure of any Indemnified Party to give timely Notice hereunder shall not affect rights to indemnification hereunder, except to the extent that the Indemnifying Party demonstrates that an Indemnifying Party was actually prejudiced by such failure.  After such Notice, if the Indemnifying Party acknowledges in writing to an Indemnified Party that the Indemnifying Party is liable and has indemnity obligations for any Damages resulting from any such Third Party Claim, then the Indemnifying Party shall be entitled, if it so elects at its own cost, risk and expense, (i) to take control of the defense and investigation of such Third Party Claim, (ii) to employ and engage attorneys of its own choice (provided that such attorneys are reasonably acceptable to the Indemnified Party) to handle and defend the same, unless the named parties to such action or proceeding include both one or more Indemnifying Parties and an Indemnified Party, and the Indemnified Party has been advised in writing by counsel that there may be one or more legal defenses available to such Indemnified Party that are different from or additional to those available to an applicable Indemnifying Party, in which event such Indemnified Party shall be entitled, at the Indemnifying Parties’ reasonable cost, risk and expense, to separate counsel (provided that such counsel is reasonably acceptable to the Indemnifying Party), and (iii) to compromise or settle such claim, which compromise or settlement shall be made only with the written consent of the Indemnified Party, such consent not to be unreasonably withheld.  If the Indemnifying Party elects to assume the defense of a Third Party Claim, the Indemnified Party shall cooperate in all reasonable respects with the Indemnifying Party and its attorneys in the investigation, trial and defense of such Third Party Claim and any appeal arising therefrom; provided, however, that the Indemnified Party may, at its own cost, participate in the investigation, trial and defense of such lawsuit or action and any appeal arising therefrom.  The parties shall cooperate with each other in any notifications to insurers.  If the Indemnifying Party fails to assume the defense of such claim within fifteen (15) calendar days after receipt of the Notice, the Indemnified Party against which such claim has been asserted will have the right to undertake, at the Indemnifying Parties’ reasonable cost, risk and expense, the defense, compromise or settlement of such Third Party Claim on behalf of and for the account and risk of the Indemnifying Parties; provided, however, that such claim shall not be compromised or settled without the written consent of the Indemnifying Party, which consent shall not be unreasonably withheld.  If the Indemnified Party assumes the defense of the claim, the Indemnified Party will keep the Indemnifying Party reasonably informed of the progress of any such defense, compromise or settlement.  The Indemnifying Parties shall be liable for any settlement of any Third Party Claim effected pursuant to and in accordance with this Section 11.4 and for any final judgment (subject to any right of appeal), and the Indemnifying Party agrees to indemnify and hold harmless the Indemnified Party from and against any Damages by reason of such settlement or judgment.

(b)        If a claim shall be made by any Governmental Entity with respect to Taxes, which, if successful, might result in an indemnity payment pursuant to Section 11.2(d) (a “Tax Claim”), the Indemnified Party shall promptly, as practicable following the receipt of such Tax Claim, give written notice of such claim to the Indemnifying Party; provided, however, the failure of the Indemnified Party to give timely notice shall only relieve the Indemnifying Party from its indemnification obligations hereunder to the extent it is actually prejudiced by such failure.  The parties further agree as follows:

(i)         With respect to any Tax Claim relating to a Tax Period ending on or prior to the Closing Date, Sellers shall, upon written notification to Buyer, control all proceedings and may make all decisions taken in connection with such Tax Claim (including selection of counsel) at their own expense; provided, however, that with respect to Tax Claims the resolution of which will be binding on the Partnership in a Post-Closing Tax Period, then Buyer may also participate in such proceeding at its own expense and Sellers may not settle such Tax Claim without the written consent of Buyer, which shall not be unreasonably withheld.  The Sellers and Buyer shall jointly control all proceedings taken in connection with any Tax Claim relating to Taxes of the Partnership for a Straddle Period.  Buyer shall control at its own expense all proceedings with respect to any Tax Claim relating to a Tax Period beginning after the Closing Date.  A party shall promptly notify the other party if it decides not to control the defense or settlement of any Tax Claim which it is entitled to control pursuant to this Agreement, and the other party shall thereupon be permitted to defend and settle such proceeding.

(ii)        Sellers and Buyer and each of their respective Affiliates shall reasonably cooperate with each other in contesting any Tax Claim.  Such cooperation shall include the retention and, upon the request of the party or parties controlling proceedings relating to such Tax Claim, the provision to such party or parties of records and information which are reasonably relevant to such Tax Claim, and making employees available on a mutually convenient basis to provide additional information or explanation of any material provided hereunder or to testify at proceedings relating to such Tax Claim.

Section 11.5           Resolution of Conflicts and Claims.

(a)        If the Indemnifying Party objects in writing to any claim for indemnification made by an Indemnified Party in any written Notice of a claim (an “Objection Notice”), Sellers and Buyer shall attempt in good faith to agree upon the rights of the respective parties with respect to each of such claims, and Sellers and Buyer shall provide information to the other party (as reasonably requested) related to the issues set forth in the Objection Notice.  If Sellers and Buyer should so agree, a memorandum setting forth such agreement shall be prepared and signed by both parties.

(b)        If no such agreement is reached after good faith negotiation, either Buyer or Sellers may demand mediation of the dispute, unless the amount of the damage or loss is at issue in a pending action or proceeding involving a Third Party Claim, in which event mediation shall not be commenced until such amount is ascertained or both parties agree to mediation.  In any such mediation, Buyer and Sellers agree to employ a mediator from the American Arbitration Association (the “AAA”) to assist them in reaching resolution of such dispute according to the Commercial Mediation Rules of the AAA.  The mediator shall be a corporate attorney practicing in Las Vegas, Nevada, with at least fifteen (15) years experience in acquisitions.  The fees and expenses of the mediator shall be shared equally by Buyer and Sellers.  If, after mediation efforts, Buyer and Sellers should agree as to all or a portion of a claim, a memorandum setting forth such agreement shall be prepared and signed by both parties.  If after reasonable efforts, and over a period of sixty (60) calendar days, the parties are unable to reach agreement on such dispute utilizing the mediator, the parties shall be permitted to proceed with any other remedy available to such party.

Section 11.6           Limitations on Indemnity.  No Buyer Indemnified Party shall seek, or be entitled to, indemnification from any of the Indemnifying Parties pursuant to Section 11.2(a) to the extent the aggregate claims for Damages of the Buyer Indemnified Parties are less than Five Hundred Thousand Dollars ($500,000) (the “Threshold”) or exceed an amount equal to Five Million Dollars ($5,000,000) (the “Cap”); provided, that, if the aggregate of all claims for Damages equals or exceeds the Threshold, then Buyer shall be entitled to recover for Damages subject to the limitations in this Section 11.6 only to the extent such Damages exceed the Threshold.  In calculating the amount of any Damages payable to a Buyer Indemnified Party or a Sellers Indemnified Party hereunder, the amount of the Damages (i) shall not be duplicative of any other Damage for which an indemnification claim has been made and (ii) shall be computed net of any amounts actually recovered by such Indemnified Party under any insurance policy with respect to such Damages (net of any costs and expenses incurred in obtaining such insurance proceeds).  If an Indemnifying Party pays an Indemnified Party for a claim and subsequently insurance proceeds in respect of such claim is collected by the Indemnified Parties, then the Indemnified Party promptly shall remit the insurance proceeds (net of any costs and expenses incurred in obtaining such insurance proceeds) to Indemnifying Party.  The Indemnified Parties shall use commercially reasonable efforts to obtain from any applicable insurance company any insurance proceeds in respect of any claim for which the Indemnified Parties seek indemnification under this Article XI.  Notwithstanding anything to the contrary herein, if the Buyer Indemnified Parties are seeking, or are entitled to seek, indemnification from any of the Indemnifying Parties for Damages due to (i) the Partnership’s or Sellers’ fraud or willful misconduct, or (ii) the Excluded Liabilities or Excluded Assets, the Cap and the Threshold shall not be applicable to, or otherwise limit a Buyer Indemnified Party’s recovery for, such claim.

Section 11.7           Payment of Damages.  An Indemnified Party shall be paid in cash by an Indemnifying Party the amount to which such Indemnified Party may become entitled by reason of the provisions of this Article XI, within five (5) days after such amount is determined either by mutual agreement of the parties or pursuant to the mediation proceeding described in Section 11.5 of this Agreement or on the date on which both such amount and an Indemnified Party’s obligation to pay such amount have been determined by a final judgment of a court or administrative body having jurisdiction over such proceeding.

Section 11.8           Exclusive Remedy.  After the Closing, the indemnities provided in this Article XI shall constitute the sole and exclusive remedy of any Indemnified Party for Damages arising out of, resulting from or incurred in connection with any claims regarding matters arising under or otherwise relating to this Agreement; provided, however, that this exclusive remedy for Damages does not preclude a party from bringing an action for specific performance or other equitable remedy to require a party to perform its obligations under this Agreement.  Without limiting the foregoing, Buyer, Buyer Parent, Sellers and the Partnership each hereby waive (and, by their acceptance of the benefits under this Agreement, each Buyer Indemnified Party and Sellers Indemnified Party hereby waives), from and after the Closing, any and all rights, claims and causes of action (other than claims of, or causes of action arising from, fraud or willful misconduct) such party may have against the other party arising under or based upon this Agreement or any schedule, exhibit, disclosure letter, document or certificate delivered in connection herewith, and no legal action sounding in tort, statute or strict liability may be maintained by any party.  Notwithstanding anything to the contrary in this Section Article XI, (a) in the event of a fraudulent or willful breach of the representations, warranties, covenants or agreements contained herein by a party and (b) with respect to the Excluded Liabilities and Excluded Assets, any Indemnified Party shall have all remedies available at Law or in equity (including for tort) with respect thereto.

Section 11.9           Treatment of Indemnification Payments.  All indemnification payments made pursuant to this Article XI shall be treated by the parties for income Tax purposes as adjustments to the Purchase Price, unless otherwise required by applicable Law.

ARTICLE XII.

TITLE TO REAL PROPERTY

Section 12.1           Title Commitment and UCC-11 Search.  Buyer agrees to accept the Title Commitment attached hereto as Exhibit L (the “Title Commitment”) and the UCC-11 Search attached hereto as Exhibit M (the “UCC Search”) as evidence of the status of the Partnership’s title to the Property as of the dates set forth therein and for purposes of defining Permitted Encumbrances.  The Partnership shall deliver the Title Policy to the Buyer at the Closing, and Buyer agrees to accept title to the Property subject to the Permitted Encumbrances.  Buyer shall pay the premium for the Title Policy.  Sellers shall execute any and all owner’s affidavits as reasonably required by the Title Insurer as necessary to issue the Title Policy.

Section 12.2           Defects.

(a)        The Partnership shall provide Buyer with an updated Title Commitment and UCC Search not later than five (5) Business Days prior to the Closing.  If the updated Title Commitment or UCC Search shows defects in title not shown by the Title Commitment, UCC Search, the Partnership Disclosure Letter or exhibits attached to this Agreement, or, if the Vessel and Fixtures thereon should become subject to a Lien or other financial Encumbrance, and the Partnership has received an itemized written notice of such defects within five (5) Business Days after the date of delivery of the updated Title Commitment or UCC Search to Buyer, the Partnership shall have thirty (30) days after receipt of such notice to cure any such defects in title, and the Closing Date shall, if necessary, be extended accordingly.  Title defects will not be deemed to include any Permitted Encumbrances.

(b)        Failure to notify the Partnership within the above specified periods of title defects revealed by the updated Title Commitment, UCC Search, the Partnership Disclosure Letter or other exhibits to this Agreement shall be deemed a waiver of Buyer’s right to disapprove of the status of the Partnership’s title, and Buyer shall then accept such title as is described in the Title Commitment and UCC Search, as updated, without reserving any claim against the Partnership for title defects.

(c)        Neither Sellers nor the Partnership shall be under any obligation to remove title defects, and any failure or refusal of the Partnership to do so shall not be a default of Sellers or the Partnership hereunder, except that the Partnership shall be obligated to cure (i) monetary Liens or Encumbrances (“Monetary Encumbrances”) that are not disclosed by the Title Commitment, UCC Search, the Partnership Disclosure Letter or other exhibits to this Agreement (other than Taxes and assessments and the Encumbrances created or suffered by Buyer pursuant to such Taxes or assessments) which encumber the Property between the date of this Agreement and the Closing, in the manner provided below and (ii) title defects created by the Partnership in favor of the Partnership or its Affiliates.  For purposes of the prior sentence, an Encumbrance is “liquidated” only if it is fixed either by agreement of Sellers or the Partnership and the party asserting the Encumbrance or by operation of Law.  In order to cure any title defects other than a Monetary Encumbrance, the Partnership shall have the option to extend the Closing Date for a period of thirty (30) days, by giving written notice of such extension election to Buyer on or prior to the Closing Date.  The Partnership may cure Monetary Encumbrances by either of the following methods: (i) payment and release of such Monetary Encumbrance of record or (ii) posting a bond which causes such Monetary Encumbrance to cease to be a Lien on the Property.

Section 12.3           Failure to Cure Title Defects.  If the Partnership fails to cure Monetary Encumbrances or title defects created by the Partnership in favor of the Partnership or its Affiliates that it is obligated to cure in accordance with Section 12.2, such failure shall be a default by the Partnership.  If the Partnership elects not to attempt to cure or remove any other title defects or is not successful in its efforts to do so on or before the Closing Date, or the end of the extension period, if elected, then this Agreement shall, at the option of Buyer (to be exercised by written notice to Seller no later than the earlier of: (i) the original or extended Closing Date, as applicable; or (ii) five (5) days after the Partnership’s notice to Buyer of the Partnership’s election not to cure or attempt to cure such title defects), be terminated and Buyer and the Partnership shall be released and discharged from any further obligation to each other hereunder except as set forth in Section 10.2(d); provided, that if Buyer so elects, Buyer may accept such title as is tendered by the Partnership without reduction in the Purchase Price, or reservation of claim against the Partnership.

Section 12.4           Survey.  Buyer agrees to accept the Property subject to all matters shown by the survey described on Exhibit N (the “Survey”).  The Partnership shall, at the Partnership’s sole cost and expense, cause the Survey to be updated, recertified and provided to Buyer not later than five (5) Business Days prior to the Closing.  If the recertified Survey reveals: (i) any material encroachments of the Hotel/Casino onto property of others; (ii) any material encroachments of property of others onto the Land; (iii) the location of any title matter on the Land in a manner that would materially and adversely affect the ability to use the Hotel/Casino as presently constructed and located on the Land; or (iv) any other matter which would render the Partnership’s title to the Hotel/Casino and/or the Land uninsurable and unmarketable, and if such matters were not revealed by the Survey, then such disclosure shall be a title defect as to which the provisions of Sections 12.2 and 12.3 shall govern Buyer’s and the Partnership’s rights and obligations.

ARTICLE XIII.

MISCELLANEOUS

Section 13.1           Definitions.

(a)        For purposes of this Agreement, the term:

“Accounts Receivable” means all accounts receivable, notes receivable and indebtedness for borrowed money or overdue accounts receivable, in each case, due and owing by any third party, but not including the Tray Ledger.

“Acquired Personal Property” means the Personal Property, excluding the Excluded Personal Property.

“Acquisition Proposal” means (a) any proposal or offer from any Person relating to any direct or indirect acquisition or purchase of assets (including capital stock) of the Partnership comprising 10% or more of the Partnership’s consolidated assets (by book or by fair market value) or of over 10% of the economic interests of the Partnership, (b) any tender offer or exchange offer that if consummated would result in any Person beneficially owning 10% or more of the economic interests of the Partnership, or (c) any merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Partnership and a third party, in each case, other than the transactions contemplated by this Agreement.

“Affiliate” means a Person that, directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the first-mentioned Person.

“Assumed Contracts” means the City Leases, the State Lease and the Operating Agreements; provided, that “Assumed Contracts” shall not be deemed to include any Excluded Contracts.

“Business Day” means any day, other than (i) a Saturday or a Sunday or (ii) a day on which banking and savings and loan institutions are authorized or required by Law to be closed.

“Buyer Gaming Laws” means any federal, state, local or foreign statute, ordinance, rule, regulation, permit, consent, registration, finding of suitability, approval, license, judgment, order, decree, injunction or other authorization, including any condition or limitation placed thereon, governing or relating to the current or contemplated casino and gaming activities and operations and manufacturing and distributing operations of Buyer or any of its Affiliates.

“Buyer Material Adverse Effect” means changes, events or effects that are materially adverse to the business, financial condition or results of operations of Buyer and its Subsidiaries; provided, that the following, individually and in the aggregate, shall be excluded from the definition of Buyer Material Adverse Effect and from any determination as to whether a Buyer Material Adverse Effect has occurred:  (A) any change, event or effects arising out of or resulting from changes in or affecting the (x) travel, hospitality or gaming industries generally or in Louisiana or (y) the financial, banking, currency or capital markets in general, (B) any change, event or effect resulting from the entering into or public announcement of the transactions contemplated by this Agreement, and (C) any change, event or effect resulting from any act of terrorism, commencement or escalation of armed hostilities in the U.S. or internationally or declaration of war by the U.S. Congress.

“City Ground Lease” means that certain Amended and Restated Ground Lease dated as of March 10, 1998 between the City of Shreveport, Louisiana, as landlord, and the Partnership, as tenant, as amended by that certain Amendment to Amended and Restated Ground Lease dated as of August 28, 2001 and that certain Third Amendment to Amended and Restated Ground Lease dated as of July 8, 2002.

“City Hotel Ground Lease” means that certain Hotel Ground Lease dated as of March 10, 1998 between the City of Shreveport, Louisiana, as landlord, and the Partnership, as tenant, as amended by that certain Amendment to Hotel Ground Lease dated as of August 28, 2001.

“City Leases” means the City Ground Lease and the City Hotel Ground Lease, as amended.

“Code” means the Internal Revenue Code of 1986, as amended.

“Contract” means any agreement, contract, lease, power of attorney, note, loan, evidence of indebtedness, purchase order, letter of credit, settlement agreement, franchise agreement, undertaking, covenant not to compete, employment agreement, license, instrument, obligation, commitment, understanding, policy, purchase and sales order, quotation and other executory commitment to which any Person is a party or to which any of the assets of such Person are subject, whether oral or written, express or implied.

“Credit Facility” means that certain Second Amended and Restated Credit Agreement made as of June 24, 2002, by and among Buyer Parent, Canadian Imperial Bank of Commerce, as administrative agent and certain other commercial lending institutions party to such agreement, as amended as of the date hereof.

“Customer Database” means all customer databases, customer lists, historical records of customers and any other customer information collected and used by the Partnership or its Affiliates in connection with marketing and promoting the Property.

“Delta Downs Litigation” that certain case known as Ada Lou Cormier Broussard et al v. Calcasieu Parish Police Jury et al, 14th Judicial District Court, Parish of Calcasieu, State of Louisiana.

“Encumbrances” means claims, pledges, agreements, limitations on voting rights, charges or other encumbrances or restrictions on transfer of any nature.

“Environmental Condition” means the release of any Hazardous Substance into the environment at or from the Property or Purchased Assets, or at an offsite location to which such Hazardous Substances were sent by or on behalf of the Partnership (including such releases of Hazardous Substances at any offsite location to the extent that such disposition of Hazardous Substances was arranged by the Partnership), as a result of which (i) the Partnership has or may become liable to any Person for an Environmental Liability, (ii) the Partnership is or was in violation of any Environmental Law, (iii) the Partnership has or may be required to incur response costs for investigation or remediation of any Hazardous Substance, or (iv) any of the Property or other Purchased Assets may be subject to any Lien or Encumbrance under any Environmental Law; provided, however, that none of the foregoing shall be an Environmental Condition if such matter was remediated or otherwise corrected prior to the date hereof in compliance with Environmental Law.

“Environmental Laws” means all foreign, federal, state and local statutes or laws, common Law, judgments, orders, regulations, licenses, permits, rules and ordinances relating to pollution or protection of health, safety or the environment (including air, water, soil or natural resources), or the generation, treatment, manufacturing, use, storage, handling, recycling, presence, release, disposal, transportation or shipment of any Hazardous Substance, including, but not limited to, the Federal Water Pollution Control Act (33 U.S.C. §1251 et seq.), Resource Conservation and Recovery Act (42 U.S.C. §6901 et seq.), Safe Drinking Water Act (42 U.S.C. §3000(f) et seq.), Toxic Substances Control Act (15 U.S.C. §2601 et seq.), Clean Air Act (42 U.S.C. §7401 et seq.), Comprehensive Environmental Response, Compensation and Liability Act (42 U.S.C. §9601 et seq.) and other similar state and local statutes, in effect as of the date hereof.

“Environmental Liabilities” means all losses or Liabilities (including, without limitation, all reasonable fees, disbursements and expenses of counsel, expert and consulting fees and costs of investigations, feasibility studies, removal and remedial actions and responding to government requests for information or documents), fines, penalties, restitution and monetary sanctions, interest, direct or indirect, known or unknown, absolute or contingent, past, present or future, resulting from any actual or alleged claim or demand, by any Person or entity, under any Environmental Law, or arising from any Environmental Conditions (including any condition or migration resulting therefrom, whether before or after Closing).

“Excluded Contracts” means all Contracts listed on Exhibit O.

“Excluded Intellectual Property” means any Intellectual Property owned, licensed to, or used by Parent or any of its Affiliates, except the Intellectual Property (a) (i) owned exclusively by the Partnership or (ii) used exclusively in the operation of the Hotel/Casino (which shall be considered Transferred Intellectual Property) and/or (b) listed on Exhibit P.

“Excluded Personal Property” means the following:

(i)         any personal property covered by equipment leases from third parties (including Affiliates of the Partnership) or other agreements by which property owned by third parties (including Affiliates of the Partnership) is located at the Hotel/Casino or on the Land and used in connection with the operation of the Hotel/Casino (including, without limitation, vending machines);

(ii)        the Excluded Software;

(iii)       all point of sale credit card verification terminals or imprint plates owned by third parties;

(iv)       any and all signs, menus, stationery, telephone numbers, gift shop inventory or other items indicating that the Property is owned and/or operated by or on behalf of the Partnership or identifying the Property as a Harrah’s Hotel/Casino or bearing the System Mark “Harrah’s®” or any other System Mark of the Partnership’s Affiliates, except for those items that Buyer and Sellers mutually agree may be modified by Buyer to remove such System Marks or identification, and as to which, on or before thirty (30) days after the date of execution of this Agreement, Buyer and Sellers have agreed in writing as to:  (i) the manner of modification of such items by Buyer; and (ii) the time within which such modification shall be effected by Buyer;

(v)        operating manuals of the Hotel/Casino, other than the Books and Records;

(vi)       all records, files and memorabilia pertaining to Parent and any past or present corporate affiliates or predecessors of the Partnership or Parent;

(vii)      any non-transferable gaming licenses, liquor licenses or other licenses or permits pertaining to the Hotel/Casino;

(viii)     any personal property of the Hotel/Casino’s employees, and all personal property, trade fixtures, signs, inventory or equipment of any lessee or concessionaire of the Hotel/Casino;

(ix)       any of the Partnership’s insurance policies, rights thereto and proceeds thereof;

(x)        all chips (including “reserve” chips not currently in circulation) and tokens; and

(xi)       any personal property held as prizes.

“Excluded Software” means all computer software owned by or licensed for use by the Partnership or its Affiliates, including, without limitation, all source codes, user codes and data,

whether on tape, disc or other computerized format, and all related user manuals, computer records, service codes, programs, stored materials and databases (including, without limitation, all access codes and instructions needed to obtain access to and to utilize the information contained on such computer records), together with any and all updates and modifications of all of the foregoing and all copyrights related to the computer software, including without limitation the Customer Database and any customer tracking system, except for software or other items (i) under any Assumed Contract or (ii) used exclusively at the Hotel/Casino, but only to the extent transferable.

“FCC Licenses” means the licenses to operate a base station, two way security radios, and a ship radio at the Hotel/Casino as described in Exhibit Q.

“Fixtures” means all fixtures owned by the Partnership and placed on, attached to, or located at and used in connection with the operation of the Hotel/Casino.

“Gaming Authorities” means any governmental authority or agency with regulatory control or jurisdiction over the conduct of lawful gaming or gambling, including, without limitation, the Louisiana Gaming Control Board and the Riverboat Gaming and Enforcement Division of Louisiana State Police.

“Hazardous Substance” means any pollutant, chemical, substance and any toxic, infectious, carcinogenic, reactive, corrosive, ignitable or flammable chemical, or chemical compound, or hazardous substance, material or waste, whether solid, liquid or gas, that is subject to regulation, control or remediation under applicable Environmental Laws, including without limitation, any quantity of friable asbestos, urea formaldehyde foam insulation, PCBs, crude oil or any fraction thereof, all forms of natural gas, petroleum products or by-products or derivatives.

“Hotel/Casino” means the hotel, Vessel, parking facility, expo hall, shoreside complex and accessory buildings and facilities commonly known as Harrah’s Shreveport Hotel and Casino located on the Land.

“House Funds” means all cash and cash equivalents located at the Hotel/Casino, including, without limitation, cash, negotiable instruments, and other cash equivalents located in cages, drop boxes, slot machines and other gaming devices, cash on hand for Hotel/Casino manager’s petty cash fund and cashiers’ banks, coins and slot hoppers, carousels, slot vault and poker bank.

“Intellectual Property” means all intellectual property or other proprietary rights of every kind, foreign or domestic, including all patents, patent applications, inventions (whether or not patentable), processes, products, technologies, discoveries, copyrightable and copyrighted works, apparatus, trade secrets, trademarks, trademark registrations and applications, domain names, service marks, service mark registrations and applications, trade names, trade secrets, know-how, trade dress, copyright registrations, customer lists, confidential marketing and customer information, licenses, confidential technical information, and all documentation thereof.

“IRS” means the Internal Revenue Service, a division of the United States Treasury Department, or any successor thereto.

“knowledge of Sellers” or “knowledge of Partnership” means, when used in the phrase “knowledge of the Partnership,” “the Partnership’s knowledge,” “knowledge of Sellers” or “the Sellers’ knowledge” and words of similar import, the actual knowledge of:  Thomas Roberts, General Manager; Laurie Kay Taylor, Director of Finance; Holly Gagnon, Vice President of Operations; Uri Clinton, Staff Attorney; and Anthony Sanfilippo, President, Western Division.

“knowledge of Buyer” or “knowledge of Buyer Parent” means, when used in the phrase “knowledge of Buyer,” “the Buyer’s knowledge,” “knowledge of Buyer Parent,” or “the Buyer Parent’s knowledge” and words of similar import, the actual knowledge of:  Ellis Landau, Executive Vice President, Chief Financial Officer and Treasurer of Buyer Parent; Keith Smith, Executive Vice President and Chief Operating Officer of Buyer Parent; and Brian Larson, Senior Vice President, Secretary and General Counsel of Buyer Parent.

“Land” means the real property leased pursuant to the City Leases and the State Lease.

“Law” means any foreign or domestic law, statute, code, ordinance, rule, regulation, order, judgment, writ, stipulation, award, injunction, decree or arbitration award, policies, guidance, court decision, rule of common law or finding.

“Leases” means leases, subleases, occupancy and concession agreements affecting the Property.

“Letter of Credit” means that certain letter of credit dated February 9, 1996 issued by First National Bank of Commerce to the U.S. Army Corps. of Engineers, Vicksburg District, in the amount of $5,000,000.

“Liabilities” mean any direct or indirect liability, indebtedness, obligation, commitment, expense, claim, deficiency, guaranty or endorsement of or by any Person of any type, whether accrued, absolute, contingent, matured, unmatured, liquidated, unliquidated, known or unknown.

“Liens” means any mortgage, pledge, lien, security interest, conditional or installment sale agreement, charge or other claims of third parties of any kind.

“Ordinary Course of Business” shall describe any action taken by a Person if such action is consistent with such Person’s past practices and is taken in the ordinary course of such Person’s normal day to day operations.

“Operating Agreements” means all service contracts, equipment leases, billboard leases, software license agreements, sign leases, Leases and other Contracts affecting the Property, other than Contracts that primarily relate to the Excluded Assets.

“Operations Settlement” means a final accounting, as of the Transfer Time, prepared by Sellers’ accountants and reviewed by Buyer’s accountants in the period between 11:59 p.m. on the Closing Date and twelve o’clock noon on the day immediately following the Closing Date, the results of which shall be incorporated into a written operations settlement statement which shall be executed by Buyer and Sellers.

“Outside Date” means June 30, 2004.

“Partnership Gaming Laws” means any federal, state, local or foreign statute, ordinance, rule, regulation, permit, consent, registration, finding of suitability, approval, license, judgment, order, decree, injunction or other authorization, including any condition or limitation placed thereon, governing or relating to the current or contemplated casino and gaming activities and operations and manufacturing and distributing operations of the Purchased Assets.

“Partnership Material Adverse Effect” means changes, events or effects that are materially adverse to the business, financial condition or results of operations of the Partnership; provided, that the following, individually and in the aggregate, shall be excluded from the definition of Partnership Material Adverse Effect and from any determination as to whether a Partnership Material Adverse Effect has occurred:  (A) any change, event or effects arising out of or resulting from changes in or affecting the (x) travel, hospitality or gaming industries generally or in Louisiana or (y) the financial, banking, currency or capital markets in general, (B) any change, event or effect resulting from the entering into or public announcement of the transactions contemplated by this Agreement, (C) any change, event or effect resulting from any act of terrorism, commencement or escalation of armed hostilities in the U.S. or internationally or declaration of war by the U.S. Congress, (D) any change, event or effect resulting from the failure of the Partnership to meet projections of earnings, revenues or other financial measure (whether such projections were made by the Company or independent third parties), (E) any change, event or effect resulting from the enactment of any Laws or any regulatory approvals or consents permitting gaming activities in any jurisdictions in which gaming activities are, as of the date of this Agreement, prohibited or granting additional licenses to conduct gaming activities or otherwise increasing the type or volume of gaming activities permitted in such jurisdictions, (F) any change, event or effect resulting from a change in government officials in the State of Louisiana, or (G) any change, event or effect resulting from the imposition of any new or additional Taxes on any operations of the Partnership or on any other gaming activities.

“Passenger/Delivery Vehicles” means those certain passenger or delivery vehicles and recreational vessels identified in Exhibit R.

“Permitted Encumbrances” means the Permitted Liens, all matters disclosed by the Title Commitment and the UCC-11 Search, all exceptions disclosed in the City Leases and the State Lease, all matters disclosed by the Survey, zoning and subdivision ordinances, terms and conditions of licenses, permits and approvals for the Leased Property and Laws of any Governmental Entity having jurisdiction over the Property, general real estate and tangible personal property Taxes and assessments for the year of the Closing and thereafter, and special Taxes and assessments payable or becoming a Lien after the Closing Date.

“Permitted Liens” means, with respect to the Partnership (i) Liens or Encumbrances for assessments and other governmental charges not delinquent or which are currently being contested in good faith by appropriate proceedings and disclosed in Section 13.1 of the Partnership Disclosure Letter; (ii) Liens or Encumbrances for Taxes not yet due and payable; (iii) mechanics’ and materialmen’s Liens or Encumbrances not filed of record and similar charges not delinquent and disclosed in Section 13.1 of the Partnership Disclosure Letter, or which are filed of record but are being contested in good faith by appropriate proceedings and disclosed in Section 13.1 of the Partnership Disclosure Letter; (iv) Liens or Encumbrances in respect of judgments or awards with respect to which the Partnership shall in good faith currently be prosecuting an appeal or other proceeding for review and with respect to which the Partnership shall have secured a stay of execution pending such appeal or such proceeding for review which are disclosed in Section 13.1 of the Partnership Disclosure Letter; (v) any Liens or Encumbrances or privilege vested in any lessor, licensor or permitter for rent or other obligations of the Partnership thereunder so long as the payment of such rent or the performance of such obligations is not delinquent and such lease, license or permit is disclosed in Section 13.1 of the Partnership Disclosure Letter; (vi) rights of tenants under operating leases to the extent they are an Assumed Contract; (vii) exceptions described in the Lease Documents; or (viii) any Assumed Liability.

“Person” means an individual, corporation, limited liability company, partnership, association, trust, unincorporated organization, joint venture, estate, other entity or “group” (as defined in Rule 13d-5(b)(1) under the Securities Exchange Act of 1934, as amended).

“Personal Property” means all office, hotel, casino, showroom, restaurant, bar, convention, meeting and other furniture, furnishings, appliances, equipment, equipment manuals, slot machines, gaming tables and gaming paraphernalia (including parts or inventories thereof), Passenger/Delivery Vehicles, point of sale equipment, two-way security radios and base station, maintenance equipment, tools, signs and signage, office supplies, cleaning supplies in unopened cases or bulk containers or packages; linens (sheets, towels, blankets, napkins), uniforms, silverware, glassware, chinaware, pots, pans and utensils, and food, beverage, and alcoholic beverage inventories owned by the Partnership and used primarily in the operation of the Hotel/Casino on the Closing Date.

“Pre-Closing Tax Period” means any Tax Period ending on or before the Closing Date and that portion of any Straddle Period ending on the Closing Date.

“Post-Closing Tax Period” means any Tax Period beginning after the Closing Date and that portion of any Straddle Period beginning after the Closing Date.

“Property” means, collectively, the Leased Property, the Hotel/Casino and the Fixtures.

“Property Employees” means the employees of the Management Company who are employed at the Property, other than the Reserved Employees.

“Reserved Employees” means the employees of the Hotel/Casino that are listed on Exhibit S hereto.

“Room Revenues” means all revenues from the rental of guest rooms at the Hotel/Casino, together with any sales or other taxes thereon.

“SEC” means the Securities and Exchange Commission.

“Sellers Material Adverse Effect” means, in the case of each Seller, changes, events or effects that are materially adverse to the business, financial condition or results of operations of such Seller; provided, that the following, individually and in the aggregate, shall be excluded from the definition of Sellers Material Adverse Effect and from any determination as to whether a Sellers Material Adverse Effect has occurred:  (A) any change, event or effects arising out of or resulting from changes in or affecting the (x) travel, hospitality or gaming industries generally or in Louisiana or (y) the financial, banking, currency or capital markets in general, (B) any change, event or effect resulting from the entering into or public announcement of the transactions contemplated by this Agreement, and (C) any change, event or effect resulting from any act of terrorism, commencement or escalation of armed hostilities in the U.S. or internationally or declaration of war by the U.S. Congress.

“State Lease” means that certain Commercial Lease dated July 6, 1994 by and between the State of Louisiana, State Land Office, as Lessor, and the Partnership, as Lessee, as amended by that certain Amendment to Commercial Lease dated April 24, 2001.

“Straddle Period” means any Tax Period beginning before the Closing Date and ending after the Closing Date.

“Subsidiary” means, with respect to any party, any corporation or other organization, whether incorporated or unincorporated, of which (i) such party or any other Subsidiary of such party is a general partner or managing member or (ii) at least 50% of the securities or other equity interests having by their terms voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization that is, directly or indirectly, owned or controlled by such party or by any one or more of its Subsidiaries, or by such party and one or more of its Subsidiaries.

“System Mark” means service marks, trademarks, copyrights, trade names, patents, fictitious firm names, color arrangements, designs, logos and other registrations now or hereafter held or applied for in connection therewith.

“Taxes” means any and all taxes, charges, fees, levies, duties, liabilities, impositions or other assessments, including, without limitation, income, gross receipts, profits, excise, gaming, real or personal property, environmental, recapture, sales, use, value-added, withholding, social security, retirement, employment, unemployment, occupation, service, license, net worth, payroll, franchise, gains, stamp, transfer and recording taxes, fees and charges, imposed by the IRS or any other taxing authority (whether domestic or foreign including, without limitation, any state, county, local or foreign government or any subdivision or taxing agency thereof (including a United States possession)), whether computed on a separate, consolidated, unitary, combined or any other basis; and such term shall include any interest whether paid or received, fines, penalties or additional amounts attributable to, or imposed upon, or with respect to, any such taxes, charges, fees, levies, duties, liabilities, impositions or other assessments.  For purposes of this Agreement, “Taxes” also includes any obligations under any agreements or arrangements with any other person or entity with respect to Taxes of such other person or entity (including pursuant to Treas. Reg. § 1.1502-6 or comparable provisions of state, local or foreign tax Law) and including any Liability for Taxes of any predecessor entity.

“Tax Period” means any period prescribed by any Governmental Entity for which a Tax Return is required to be filed or a Tax is required to be paid.

“Tax Return” means any report, return, document, declaration or other information or filing required to be supplied to any taxing authority or jurisdiction (foreign or domestic) with respect to Taxes, including attachments thereto and amendments thereof, and including, without limitation, information returns, any documents with respect to or accompanying payments of estimated Taxes, or with respect to or accompanying requests for the extension of time in which to file any such report, return, document, declaration or other information.

“Title Insurer” means LandAmerica/Lawyers Title Company.

“Title Policy” means that certain policy of title insurance to be issued by the Title Insurer for the benefit of Buyer pursuant to the terms of the Title Commitment.

“Transfer Time” means 11:59:59 p.m., Central Standard Time, on the Closing Date.

“Transferred Intellectual Property” means all Intellectual Property used primarily in the operation of the Hotel/Casino (other than the Excluded Intellectual Property).

“Tray Ledger”  means any accounts receivable of registered guests who have not checked out and who are occupying rooms at the Hotel/Casino on the evening of the Closing Date.

“Vessel” means the vessel known as ShreveStar, including: (i) all superstructure currently constructed thereon; (ii) plans and specifications therefor, if owned by and in the possession of the Partnership; (iii) existing warranties therefor, if assignable; and (iv) tools, appliances, supplies therefor, parts, ramps, generators and related equipment (including, but not limited to, existing walkways), if any, located at the Property.

(b)        The following are defined elsewhere in this Agreement, as indicated below:

Terms	Cross Reference in Agreement

AAA	Section 11.5(b)
Agreement	Preamble
Assumed Liabilities	Section 2.1(a)
Boyd Shreveport	Preamble
Buyer	Preamble
Buyer Parent	Preamble
Buyer’s 401(k) Plan	Section 8.4(f)
Buyer Benefit Plans	Section 8.4(d)
Buyer Disclosure Letter	Article VII
Buyer Indemnified Parties	Section 11.2(a)
Buyer Permits	Section 7.6(a)
Cap	Section 11.6
Casino Gaming Division	Section 8.12(e)
Closing	Section 5.1
Closing Date	Section 5.1
Closing Statement	Section 4.1
Confidentiality Agreement	Section 8.5(a)
Customer List	Section 5.2(k)
Damages	Section 11.2(a)
Deposit	Section 3.2
Deposit Escrow Agreement	Section 3.2
ERISA	Section 6.15(a)

Terms	Cross Reference in Agreement

Escrow Agent	Section 3.2
Excluded Assets	Section 1.2
Excluded Liabilities	Section 2.2(a)
FCC Approvals	Section 8.15(a)
Financial Information	Section 6.3
GAAP	Section 6.3
Governmental Approvals	Section 8.6(a)
Governmental Entity	Section 6.2(c)
Harrah’s 401(k) Plan	Section 6.15(b)
Horseshoe	Recitals
Horseshoe Stock Purchase Agreement	Recitals
HSR Act	Section 6.2(c)
Indemnified Party	Section 11.3
Indemnifying Party	Section 11.3
Lease Documents	Section 6.7(c)
Leased Property	Section 6.7(a)
License Agreement	Section 5.2(e)
Management Company	Section 8.4(b)
Monetary Encumbrances	Section 12.2(c)
New Gaming Activities	Section 8.17
No Solicitation Period	Section 8.4(i)
Non-Assignable Asset	Section 1.4(a)
Notice	Section 11.3
Notification	Section 9.3(e)
Objection Notice	Section 11.5(a)
Parent	Recitals
Partnership	Preamble
Partnership Benefit Plans	Section 6.15(a)
Partnership Disclosure Letter	Article VI
Partnership Interests	Recitals
Partnership Permits	Section 6.13(a)
Per Diem Taxes	Section 11.2(d)(iii)
Property Tax	Section 4.1(a)
Purchase Price	Section 3.1
Purchase Price Allocation	Section 3.3
Purchased Assets	Section 1.1
Purchased Intellectual Property	Section 6.9
Representatives	Section 8.3(a)
Restricted Period	Section 8.17
Section 1031 Exchange	Section 8.11(a)
Sellers	Preamble

Terms	Cross Reference in Agreement

Sellers Indemnified Parties	Section 11.2(b)
Shreveport Dominant Customer List	Section 8.17
Shreveport Intellectual Property	Section 6.9
Shreveport Investment	Preamble
Special Flood Hazard Area	Section 6.7(f)
Survey	Section 12.4
Survival Period	Section 11.1(b)
Tax Claim	Section 11.4(b)
Third Party	Section 8.3(a)
Third Party Claim	Section 11.4
Threshold	Section 11.6
Title Commitment	Section 12.1
Transferred Employees	Section 8.4(a)
UCC Search	Section 12.1

Section 13.2           Governing Law; Consent to Jurisdiction; Waiver of Trial by Jury.

(a)        This Agreement and the transactions contemplated hereby, and all disputes between the parties under or related to this Agreement or the facts and circumstances leading to its execution, whether in contract, tort or otherwise, shall be governed by and construed in accordance with the Laws of the State of Nevada, applicable to contracts executed in and to be performed entirely within the State of Nevada.

(b)        Each of the parties hereto hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of any Nevada State court, or Federal court of the United States of America, sitting in Nevada, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Agreement or the agreements delivered in connection herewith or the transactions contemplated hereby or thereby or for recognition or enforcement of any judgment relating thereto, and each of the parties hereby irrevocably and unconditionally (A) agrees not to commence any such action or proceeding except in such courts, (B) agrees that any claim in respect of any such action or proceeding may be heard and determined in such Nevada State court or, to the extent permitted by Law, in such Federal court, (C) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such action or proceeding in any such Nevada State or Federal court, (D) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such Nevada State or Federal court, and (E) to the extent such party is not otherwise subject to service of process in the State of Nevada, appoints CSC Services of Nevada, Inc. as such party’s agent in the State of Nevada for acceptance of legal process and agrees that service made on any such agent shall have the same legal force and effect as if served upon such party personally within such state.  Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.  Each party to this Agreement irrevocably consents to service of process in the manner provided for notices in Section 13.3.  Nothing in this Agreement will affect the right of any party to this Agreement to serve process in any other manner permitted by Law.

(c)        EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY.  EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (C) IT MAKES SUCH WAIVERS VOLUNTARILY, AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 13.2(c).

Section 13.3           Notices.  All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, telecopied (which is confirmed) or mailed by registered or certified mail (return receipt requested) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a)        if to Buyer or Buyer Parent, to

Boyd Gaming Corporation
2950 Industrial Road
Las Vegas, NV 89109-1100
Attn:  Chief Financial Officer and General Counsel
Telecopy: (702) 792-7335

with a copy to:

Morrison & Foerster LLP
19900 MacArthur Boulevard
Twelfth Floor
Irvine, CA 92612-2445
Attn:  Robert M. Mattson, Jr., Esq.
Telecopy: (949) 251-7438

(b)        if to Sellers, to

Red River Entertainment of Shreveport Partnership in Commendam
c/o Harrah’s Entertainment, Inc.
One Harrah’s Court
Las Vegas, NV 89199-4312
Attn:  General Counsel
Telecopy:  (702) 407-6286

with a copy to:

Latham & Watkins LLP
650 Town Center Dr., Suite 2000
Costa Mesa, CA 92626-1925
Attn:  Charles K. Ruck, Esq.
Telecopy:  (714) 755-8290

Section 13.4           Interpretation.  When a reference is made in this Agreement to Sections, Exhibits or Schedules, such reference shall be to a Section or Exhibit or Schedule of this Agreement unless otherwise indicated.  The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.  Whenever the words “include,” “includes” or “including” are used in this Agreement they shall be deemed to be followed by the words “without limitation.” The phrase “made available” in this Agreement shall mean that the information referred to has been made available if requested by the party to whom such information is to be made available.

Section 13.5           Headings.  The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 13.6           Entire Agreement; No Third Party Beneficiaries.  This Agreement and all documents and instruments referred to herein constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof; provided that the Confidentiality Agreement shall remain in full force and effect until the Closing.  Each party hereto agrees that, except for the representations and warranties contained in this Agreement and the respective Disclosure Letters, neither Sellers, the Partnership, Buyer Parent nor Buyer makes any other representations or warranties, and each hereby disclaims any other representations and warranties made by itself or any of its respective Representatives or other representatives, with respect to the execution and delivery of this Agreement or the transactions contemplated hereby, notwithstanding the delivery or disclosure to any of them or their respective representatives of any documentation or other information with respect to any one or more of the foregoing.

Section 13.7           Severability.  If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party.  Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

Section 13.8           Assignment.  Except as provided in Section 8.11, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by operation of Law (including, without limitation, by merger or consolidation) or otherwise.  Any assignment in violation of the preceding sentence shall be void.

Section 13.9           Parties of Interest.  This Agreement shall be binding upon and inure solely to the benefit of each party hereto and their respective successors and assigns, and nothing in this Agreement, express or implied is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

Section 13.10         Counterparts.  This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

Section 13.11         Mutual Drafting.  Each party hereto has participated in the drafting of this Agreement, which each party acknowledges is the result of extensive negotiations between the parties.  In the event of any ambiguity or question of intent arises, this Agreement shall be construed as if drafted jointly by the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement.

Section 13.12         Amendment.  This Agreement may be amended by Buyer and Sellers.  This Agreement may not be amended except by an instrument in writing signed on behalf of each of Buyer and Sellers.

Section 13.13         Extension; Waiver.  At any time prior to the Closing, Buyer, Buyer Parent, Sellers and the Partnership, by action taken or authorized by their respective boards of directors and partners or members may, to the extent legally allowed (i) extend the time for or waive the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any of the agreements or conditions contained herein.  Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party.

Section 13.14         Time of Essence.  Time is of the essence with respect to this Agreement and all terms, provisions, covenants and conditions hereof.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be signed by their respective duly authorized officers as of the date first written above.

RED RIVER ENTERTAINMENT OF SHREVEPORT PARTNERSHIP IN COMMENDAM, a Louisiana partnership in commendam

By:	HARRAH’S SHREVEPORT/BOSSIER CITY INVESTMENT COMPANY, LLC, a Delaware limited liability company, its general partner

	By:	HARRAH’S SHREVEPORT/BOSSIER CITY HOLDING COMPANY, LLC, a Delaware limited liability company, its managing member

		By:	HARRAH’S OPERATING COMPANY, INC., a Delaware corporation, its sole member

			By:	/s/ CHARLES L. ATWOOD
Name: Charles L. Atwood
Title: Senior Vice President and CFO

HARRAH’S BOSSIER CITY INVESTMENT COMPANY, LLC, a single member Louisiana liability company

By:	HARRAH’S SHREVEPORT/BOSSIER CITY INVESTMENT COMPANY, LLC, a Delaware limited liability company, its general partner

	By:	HARRAH’S SHREVEPORT/BOSSIER CITY HOLDING COMPANY, LLC, a Delaware limited liability company, its managing member

		By:	HARRAH’S OPERATING COMPANY, INC., a Delaware corporation, its sole member

			By:	/s/ CHARLES L. ATWOOD
Name: Charles L. Atwood Title: Senior Vice President and CFO

S

HARRAH’S SHREVEPORT/BOSSIER CITY INVESTMENT COMPANY, LLC, a Delaware limited liability company

By:	HARRAH’S SHREVEPORT/BOSSIER CITY HOLDING COMPANY, LLC, a Delaware limited liability company, its managing member

	By:	HARRAH’S OPERATING COMPANY, INC., a Delaware corporation, its sole member

		By:	/s/ CHARLES L. ATWOOD
Name: Charles L. Atwood Title: Senior Vice President and CFO

BOYD SHREVEPORT, L.L.C., a Louisiana limited liability company

By:	BOYD KENNER, INC., its sole member

	By:	/s/ ELLIS LANDAU
Ellis Landau Senior Vice President, Chief Financial Officer and Treasurer

BOYD RED RIVER, L.L.C., a Louisiana limited liability company

By:	BOYD GAMING CORPORATION, a Nevada corporation its sole member

	By:	/s/ ELLIS LANDAU
Ellis Landau Executive Vice President, Chief Financial Officer and Treasurer

S

BOYD GAMING CORPORATION, a Nevada corporation

By:	/s/ ELLIS LANDAU
Ellis Landau Executive Vice President, Chief Financial Officer and Treasurer

S